Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the consolidated financial statements

We have reviewed the accompanying condensed consolidated financial statements of Woori Finance Holdings Co., Ltd. and its subsidiaries (the “Group”). The condensed financial statements consist of the condensed consolidated statements of financial position as of June 30, 2013 and the related condensed consolidated statements of comprehensive income for the three months and six months ended June 30, 2013 and 2012, the related condensed changes in equity and cash flows for the six months ended June 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying condensed consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying condensed consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Emphasis

As described in Note 2, as the Group has newly adopted new standards that made changes in accounting policies retrospectively, the condensed consolidated statement of financial position as of December 31, 2012, and the related condensed consolidated statements of comprehensive income for the three months and six months ended June 30, 2012, condensed consolidated statements of changes in equity and cash flow for the six months ended June 30, 2012 were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2012 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated February 25, 2013, we expressed an unqualified opinion on those consolidated financial statements. The accompanying restated condensed statement of financial position as of December 31, 2012, which is comparatively presented in the accompanying condensed consolidated financial statement, does not differ in material respects from such audited consolidated statement of financial position.

August 14, 2013

Notice to Readers

This report is effective as of August 14, 2013, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying condensed consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Woori Finance Holdings Co., Ltd. and its subsidiaries.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

	June 30, 2013	December 31, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,630,303	5,778,390
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17 and 25)	23,803,543	27,352,216
Available-for-sale financial assets (Notes 4,6,8,11,17 and 45)	20,151,380	18,888,923
Held-to-maturity financial assets (Notes 4,9,11 and 17)	16,111,952	18,684,801
Loans and receivables (Notes 4,6,10,11,17,31,43,44 and 45)	264,762,827	250,275,551
Investments in jointly controlled entities and associates (Note 12)	1,091,926	1,037,930
Investment properties (Notes 13 and 16)	473,791	491,685
Premises and equipment (Notes 14,16 and 17)	3,191,579	3,185,543
Intangible assets and goodwill (Note 15)	427,426	433,407
Current tax assets (Note 41)	65,051	38,667
Deferred tax assets (Note 41)	173,252	155,439
Derivative assets (Notes 4,11 and 25)	226,092	281,069
Assets held for sale (Note 16)	113,900	83,347
Other assets (Notes 18 and 45)	442,662	414,846

Total assets	336,665,684	327,101,814

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19 and 25)	11,397,612	10,985,765
Deposits due to customers (Notes 4,11,20 and 45)	206,654,332	204,209,580
Borrowings (Notes 4,11 and 21)	32,456,162	33,479,716
Debentures (Notes 4,11 and 21)	28,447,203	27,959,969
Provisions (Notes 22,43 and 45)	953,415	863,658
Net defined benefit obligation (Note 23)	160,642	166,296
Current tax liabilities (Note 41)	70,014	178,791
Deferred tax liabilities (Note 41)	230,690	134,482
Derivative liabilities (Notes 4,11 and 25)	27,757	38,000
Other financial liabilities (Notes 4,11,24,43 and 45)	31,930,343	25,544,410
Other liabilities (Notes 24 and 45)	469,713	508,071

Total liabilities	312,797,883	304,068,738

EQUITY
Owners’ equity:	18,857,260	18,695,919
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	498,407
Capital surplus (Note 27)	172,490	174,044
Other equity (Note 29)	132,816	112,013
Retained earnings (Notes 30 and 31)	14,023,470	13,881,378
Non-controlling interests	5,010,541	4,337,157

Total equity	23,867,801	23,033,076

Total liabilities and equity	336,665,684	327,101,814

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Interest income	3,214,021	6,463,833	3,638,937	7,293,342
Interest expense	(1,661,680)	(3,390,384)	(1,980,718)	(3,968,262)

Net interest income (Notes 33 and 45)	1,552,341	3,073,449	1,658,219	3,325,080
Fees and commissions income	568,445	1,128,107	590,035	1,218,057
Fees and commissions expense	(210,445)	(410,333)	(159,805)	(314,020)

Net fees and commissions income (Notes 34 and 45)	358,000	717,774	430,230	904,037
Dividend Income (Note 35)	33,967	82,859	38,929	109,874
Net gain (loss) on financial instruments at fair value through profit or loss (Note 36)	27,337	68,629	1,616	(27,646)
Net gain on available-for-sale financial assets (Note 37)	20,158	8,437	267,993	545,457
Impairment (losses) on credit loss (Notes 38 and 45)	(570,757)	(1,123,366)	(925,089)	(1,358,656)
Other net operating expenses (Notes 39 and 45)	(1,129,736)	(2,192,338)	(1,065,443)	(2,102,898)

Operating income	291,310	635,444	406,455	1,395,248
Share of profits (losses) of jointly controlled entities and associates (Note 12)	(811)	8,672	23,083	41,767
Other non-operating income (expense) (Note 40)	17,385	11,987	17,445	(26,071)

Non-operating income	16,574	20,659	40,528	15,696
Net income before income tax expense	307,884	656,103	446,983	1,410,944
Income tax expense (Note 41)	(114,711)	(211,714)	(86,043)	(317,354)

Net income	193,173	444,389	360,940	1,093,590

Remeasurement of net defined benefit liability	46,523	9,569	(7,842)	(28,613)

Items not subsequently reclassified to net income	46,523	9,569	(7,842)	(28,613)
Loss on available-for-sale financial assets	(80,834)	(43,740)	(158,040)	(290,705)
Share of other comprehensive income (loss) of jointly controlled entities and associates	(12,413)	(9,039)	29,961	42,369
Gain (loss) on foreign currency translation for foreign operations	35,376	76,651	14,083	(16,341)
Gain (loss) on valuation of cash flow hedge	(1,698)	(13,119)	(4,753)	2,339

Items subsequently reclassified to net income	(59,569)	10,753	(118,749)	(262,338)
Other comprehensive income (loss), net of tax	(13,046)	20,322	(126,591)	(290,951)
Total comprehensive income	180,127	464,711	234,349	802,639

Net income attributable to:
Net income attributable to owners	148,223	358,346	304,840	967,902
Net income attributable to non-controlling interests	44,950	86,043	56,100	125,688
Total comprehensive income attributable to:
Comprehensive income attributable to owners	132,455	378,071	140,958	653,915
Comprehensive income attributable to non-controlling interests	47,672	86,640	93,391	148,724
Basic and diluted earnings per share (Note 42)	175	426	369	1,185

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Effect of change in accounting policy	—	—	—	(23,347)	54,434	31,087	27	31,114
January 1, 2012 (Restated)	4,030,077	309,010	175,768	563,074	12,477,156	17,555,085	4,549,423	22,104,508

Net income	—	—	—	—	967,902	967,902	125,688	1,093,590
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in investment in consolidated subsidiaries	—	—	(1,181)	— —	—	(1,181)	(220)	(1,401)
Variation of available-for-sale financial assets	—	—	—	(279,175)	—	(279,175)	(11,530)	(290,705)
Changes in equity of jointly controlled entities and associates	—	—	—	(4,338)	—	(4,338)	46,707	42,369
foreign currency translation for foreign operations	—	—	—	(3,396)	—	(3,396)	(12,945)	(16,341)
Cash flow hedge	—	—	—	2,760	—	2,760	(421)	2,339
Remeasurement of net defined benefit liability	—	—	—	(29,838)	—	(29,838)	1,225	(28,613)
Changes in other equity	—	—	—	5,229	—	5,229	3,106	8,335
Depreciation of subsidiaries’ stock discount	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(299,805)	(299,805)
Dividends to hybrid securities	—	—	—	—	(12,592)	(12,592)	(68,418)	(81,010)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

June 30, 2012	4,030,077	498,407	174,587	254,657	13,230,622	18,188,350	4,291,968	22,480,318

January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076
Net income	—	—	—	—	358,346	358,346	86,043	444,389
Dividends	—	—	—	—	(201,503)	(201,503)	(21,319)	(222,822)
Changes in investment in consolidated subsidiaries	—	—	(259)	—	—	(259)	(280)	(539)
Paid in capital stock of subsidiaries			(1,295)	—	—	(1,295)	80,270	78,975
Variation of available-for-sale financial assets	—	—	—	(39,347)	—	(39,347)	(4,393)	(43,740)
Changes in equity of jointly controlled entities and associates	—	—	—	(9,039)	—	(9,039)	—	(9,039)
foreign currency translation for foreign operations	—	—	—	63,799	—	63,799	12,852	76,651
Cash flow hedge	—	—	—	(3,737)	—	(3,737)	(9,382)	(13,119)
Remeasurement of net defined benefit liability	—	—	—	8,047	—	8,047	1,522	9,569
Changes in other equity	—	—	—	982	—	982	1,877	2,859
Depreciation of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(14,653)	(14,653)	(72,944)	(87,597)
Issue of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	599,138	599,138

June 30, 2013	4,030,077	498,407	172,490	132,816	14,023,470	18,857,260	5,010,541	23,867,801

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from operating activities:
Net income	444,389	1,093,590
Adjustments:
Income tax expense	211,714	317,354
Interest income	(6,463,833)	(7,293,342)
Interest expense	3,390,384	3,968,262
Dividend income	(82,859)	(109,874)
Impairment losses on credit loss	1,123,366	1,358,656
Loss on valuation of financial instruments at fair value through profit or loss	84,302	9,077
Loss on valuation of investments in jointly controlled entities and associates investments	31,329	1,915
Loss on foreign exchange translation	2,804	13,762
Loss on transaction of derivatives	4,305	23,228
Loss on valuation of derivatives	53,565	27,420
Loss on fair value hedged items	22,077	29,616
Provisions	51,204	52,285
Retirement benefits	83,118	71,410
Depreciation and amortization	150,717	145,615
Loss on disposal of investments in jointly controlled entities and associates	4,944	18,079
Loss on disposal of premises and equipment and other assets	2,260	1,666
Impairment loss of premises and equipment and other assets	12,563	7,579
Gain on available-for-sale financial assets	(8,437)	(545,457)
Gain on valuation of investments in jointly controlled entities and associates	(40,001)	(43,682)
Gain on foreign exchange translation	(44,235)	(7,958)
Gain on transaction of derivatives	(3,614)	(381)
Gain on valuation of derivatives	(22,904)	(50,299)
Gain on fair value hedged items	(65,895)	(28,271)
Reversal of provisions	(7,156)	(74,414)
Gain on disposal of investments in jointly controlled entities and associates	(6,206)	(24,702)
Gain on disposal of premises and equipment and other assets	(2,731)	(1,389)
Reversal of impairment loss of premises and equipment and other assets	(1,033)	(139)
Changes in operating assets and liabilities:
Decrease in financial instruments at fair value through profit or loss	3,876,219	1,193,543
(Increase) in loans and receivables	(15,585,352)	(9,221,866)
Decrease in other assets	13,960	239
Increase in deposits due to customers	2,444,195	7,537,642
(Decrease) in provision for guarantee and unused commitment	(9,668)	(56,833)
(Decrease) in net defined benefit liability	(79,725)	(65,774)
Increase (decrease) in other financial liabilities	6,522,032	(1,856,280)
(Decrease) in other liabilities	(35,652)	(63,112)
Cash received from (paid for) operating activities:
Interest income received	6,487,127	7,276,079
Interest expense paid	(3,610,111)	(4,088,419)
Dividends received	87,465	96,003
Income tax paid	(273,763)	(416,592)

Net cash used in operating activities	(1,239,136)	(705,764)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	13,856,650	9,925,786
Redemption of held-to-maturity financial assets	3,733,459	6,478,512
Disposal of investments in jointly controlled entities and associates	15,553	122,496
Disposal of investment properties	6,215	—
Disposal of premises and equipment	3,128	11,156
Disposal of intangible assets	458	1,535
Disposal of assets held for sale	20,653	5,813
Acquisition of available-for-sale financial assets	(15,145,980)	(9,072,711)
Acquisition of held-to-maturity financial assets	(1,160,610)	(5,501,847)
Acquisition of investment in jointly controlled entities and associates	(58,895)	(5,400)
Acquisition of investment properties	(219)	(2,320)
Acquisition of premises and equipment	(77,585)	(135,343)
Acquisition of intangible assets	(32,606)	(34,085)

Net cash provided by investing activities	1,160,221	1,793,592

Cash flows from financing activities:
Issuance of debentures	4,898,058	5,132,791
Issuance of hybrid securities	—	189,397
Increase in hedging derivatives	—	12,882
Increase of paid in capital in subsidiaries	78,975	—
Issuance of hybrid securities in subsidiaries	599,138	—
Net decrease in borrowings	(1,023,826)	(993,495)
Payment of debentures	(4,309,913)	(5,709,733)
Dividends paid	(201,503)	(201,503)
Dividends paid on hybrid securities	(14,699)	(11,930)
Decrease in hedging derivatives	(10,243)	—
Other net decrease in non-controlling interests	(89,782)	(381,759)

Net cash used in financing activities	(73,795)	(1,963,350)
Net decrease in cash and cash equivalents	(152,710)	(875,522)
Cash and cash equivalents, beginning of the period	5,778,390	6,417,964
Effects of exchange rate changes on cash and cash equivalents	4,623	(60,782)

Cash and cash equivalents, end of the period	5,630,303	5,481,660

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013AND 2012

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to“Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of June 30, 2013 the Company owns 13 subsidiaries including Woori Bank and 150 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2013, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued as of and KDIC owns 459,198,609shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The financial statements for the Company and its subsidiaries includes the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2013	December 31, 2012
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	"	100.0	100.0
Kwangju Bank	"	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I	Finance	100.0	100.0
Woori Investment &Securities (*1)	"	37.9	37.9
Woori Asset Management	"	100.0	100.0
Woori Private Equity Co., Ltd.	"	100.0	100.0
Woori Financial	"	52.0	52.0
Woori FG Savings Bank	"	100.0	100.0
Woori Finance Research Institute	Other service business	100.0	100.0
Woori Card Co., Ltd. (*9)	Finance	100.0	—
Woori Finance Holdings Co., Ltd. and Woori Private Equity Co., Ltd.:
Kumho Investment Bank (*10)	Other credit finance business	48.4	41.4
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank (*6)	Finance	100.0	100.0
Woori Global Market Asia Limited (*6)	"	100.0	100.0
Woori Bank (China) Limited (*6)	"	100.0	100.0
ZAO Woori Bank (*6)	"	100.0	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2013	December 31, 2012
PT. Bank Woori Indonesia (*6)	"	95.2	95.2
Woori Brazil Bank (*6)	"	100.0	100.0
Korea BTL Infrastructure Fund	"	100.0	100.0
Woori Fund Service Co., Ltd.	Finance	100.0	100.0
Kumho Trust First Co., Ltd. (*7)	Asset securitization	0.0	0.0
Asiana Saigon Inc. (*7)	"	0.0	0.0
An-Dong Raja First Co., Ltd. (*7)	"	0.0	0.0
Consus Eighth Co., LLC (*7)	"	0.0	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*7)	"	15.0	15.0
Woori IB Global Bond Co., Ltd. (*7)	"	0.0	0.0
IB Global First Inc. (*8)	"	—	0.0
Hermes STX Co., Ltd. (*7)	"	0.0	0.0
BWL First Co., LLC (*7)	"	0.0	0.0
Woori Poongsan Co., Ltd. (*7)	"	0.0	0.0
Ocean Sand Co., Ltd. (*7)	"	0.0	0.0
Deogi Dream Fourth Co., Ltd. (*7)	"	0.0	—
Guam Emerald Co., Ltd. (*7)	"	0.0	—
Jeonju-iwant Co., Ltd. (*7)	"	0.0	—
Wonju-iwant Co., Ltd. (*7)	"	0.0	—
Heitz Third Co., Ltd. (*7)	"	0.0	—
Principle and Interest Trust (*7)	Trust	0.0	0.0
Principle Trust (*7)	"	0.0	0.0
Kyongnam Bank:
Consus Sixth Co., LLC (*7)	Asset securitization	0.0	0.0
Principle and Interest Trust (*7)	Trust	0.0	0.0
Principle Trust (*7)	"	0.0	0.0
Kwangju Bank:
Hybrid First Specialty Inc. (*7)	Asset securitization	0.0	0.0
KAMCO Value Recreation Second Securitization Specialty Co., Ltd. (*7)	"	15.0	15.0
Principle and Interest Trust (*7)	Trust	0.0	0.0
Principle Trust (*7)	"	0.0	0.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Tenth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty (*4)	"	—	100.0
Woori F&I Thirteenth Asset Securitization Specialty	"	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	"	50.0+1share	50.0+1share
Woori F&I Sixteenth Asset Securitization Specialty	"	100.0	100.0
Woori EA Third Asset Securitization Specialty	"	70.0	70.0
Woori EA Fourth Asset Securitization Specialty	"	70.0	70.0
Woori EA Fifth Asset Securitization Specialty	"	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	"	100.0	100.0
Woori EA Eighth Asset Securitization Specialty	"	51.0	51.0
WR Investment America, LLC (*6)	Administration of NPL	100.0	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2013	December 31, 2012
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	"	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	"	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty	"	100.0	100.0
Woori EA Twelfth Asset Securitization Specialty	"	70.0	70.0
Woori EA Thirteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Fourteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Eighteenth Asset Securitization Specialty	Asset securitization	67.0	67.0
Woori F&I Twenty sixth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty seventh Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty eighth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty ninth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirtieth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirty first Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirty second Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty third Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty fourth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty fifth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty sixth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty seventh Asset Securitization Specialty (*2)	"	100.0	—
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd. (*6)	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund (*5) (*6)	Securities investments	100.0	100.0
LG Investments Holding B.V. (*6)	"	100.0	100.0
Woori Investment Securities (H.K.) Ltd. (*6)	Securities business	100.0	100.0
Woori Investment Securities Int’l Ltd. (*6)	Securities investments	100.0	100.0
Woori Investment Securities America, Inc. (*6)	"	100.0	100.0
Woori CBV Securities Corporation (*1) (*5) (*6)	Securities business	49.0	49.0
MARS First Private Equity Fund (*4)	Other financial business	—	52.9
MARS Second Private Equity Fund (*1)	"	8.9	8.9
Woori Absolute Partners PTE, Ltd. (*6)	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia (*6)	"	60.0	60.0
Woori Absolute Return Investment Strategies Fund (*5)(*6)	"	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund (*3)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd. (Beijing) (*6)	Securities investments	95.1	95.1
KAMCO Value Recreation Ninth Securitization Specialty Co., Ltd. (*7)	Asset securitization	15.0	15.0
Principle Trust (*7)	Trust	0.0	0.0
Woori Private Equity Co. , Ltd.:

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2013	December 31, 2012
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund:
Woori Giant First Co., Ltd.	Asset securitization	100.0	100.0
MARS First:
MARS INS First, Ltd. (*4)	Other financial business	—	100.0
Kumho Investment Bank:
HUB First Co., Ltd. (*7)	Asset securitization	0.0	0.0
HUB Second Co., Ltd. (*7)	"	0.0	0.0
HUB Third Co., Ltd. (*7)	"	0.0	0.0
Two Eagles KIB LLC (*5) (*6)	Other service business	100.0	100.0
Woori Private Equity Co. , Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC (*6)	Other service business	55.0	55.0
Woori PE and My Asset Manhattan Private REIT First
Sahn Eagles LLC (*6)	Other financial business	60.0	60.0
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities Co., Ltd., Kumho Investment Bank:
Woori Partner Plus Private Equity Securities Fourth and 53beneficiary certificates for the rest (*7)	Beneficiary certificates	—	—

(*1)	Woori Investment & Securities is consolidated since the Company has de facto control over Woori Investment & Securities. The Company has power to govern the financial and operating policies of Woori Investment & Securities through the board of directors and shareholders’ meeting. Also, the Company has power to appoint or remove the majority of the members of the board of directors and controls Woori Investment & Securities by the board. Woori CBV Securities Corporation and MARS Second Private Equity Fund are consolidated since the Company has controlling power over these entities by exercising more than 50% voting power.
(*2)	Consolidated due to the fact that the ownership of investment has been increased over 50% for the six months ended June 30, 2013.
(*3)	KoFC Woori Growth Champ Private Equity Fund (the “Fund”) was consolidated as Woori Investment & Securities, the general partner of the Fund, has controlling power on the Fund.
(*4)	Deconsolidated since the entity has been liquidated for the six months ended June 30, 2013.
(*5)	Financial information used for consolidation is based on the financial statements as of March 31, 2013 for Two Eagles KIB LLC and May 31, 2013 for entities such as Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund. There have been no significant transactions and events subsequent to March 31, 2013 and May 31, 2013, respectively.
(*6)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited , Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd. (Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.
(*7)	As the Group has controlling power over the entity so as to obtain benefits, the entity is consolidated.
(*8)	IB Global First Inc. was deconsolidated due to the termination of the contract which imposes most of the risk in operating special purpose company or the termination of liquidity schedule.
(*9)	Woori Card Co., Ltd. became a wholly owned subsidiary of the Company through the equity spin-off of credit card division of Woori Bank.
(*10)	Kumho Investment Bank is consolidated since the Company has de facto control over Kumho Investment Bank. The Company has power to govern the financial and operating policies of Kumho Investment Bank through the board of directors and shareholders’ meeting.

(3)	The entities owned by the Group over 50% but not consolidated as of June 30, 2013 and December 31, 2012, respectively, are as followings:

Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video (*)	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment (*)	Korea	"	60.0
Heungkuk High Class Private Investment Trust 377th (*)	Korea	"	51.3

(*)	Excluded from the consolidation as exposed to variable profit through interests, but has not controlling power.

(4)	The summarized financial information before the elimination of intercompany accounts of subsidiaries whose financial information prepared under K-IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	248,119,521	229,887,019	10,257,272	386,068	411,332
Kyongnam Bank	30,988,732	28,850,099	871,418	98,064	98,091
Kwangju Bank	18,985,728	17,627,629	515,847	55,554	64,550
Woori FIS	324,878	292,288	151,154	(8,559)	(8,678)
Woori F&I	1,766,925	1,481,086	90,758	26,903	29,188
Woori Investment & Securities	27,591,975	24,126,236	2,445,167	33,724	31,317
Woori Asset Management	81,140	15,097	16,077	2,206	2,216

Woori PE	104,222	62,805	2,348	1,802	1,527

Woori Financial	3,655,164	3,271,818	166,002	24,422	23,956
Woori FG Savings Bank	937,178	775,593	62,043	4,455	5,342
Woori Finance Research Institute	4,174	1,042	3,621	539	539
Woori Card	4,663,045	3,609,733	256,447	1,205	3,312
Kumho Investment Bank	1,031,711	894,627	93,999	(35,693)	(32,445)

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	248,546,643	229,951,702	21,635,108	1,496,246	1,040,613
Kyongnam Bank	28,945,769	26,976,680	1,800,025	180,716	185,645
Kwangju Bank	18,626,090	17,309,578	1,164,474	136,841	133,687
Woori FIS	334,878	293,610	308,325	(5,164)	(4,456)
Woori F&I	1,748,298	1,468,673	154,367	46,202	44,511
Woori Investment & Securities	24,848,800	21,395,292	3,500,422	122,520	(27,295)
Woori Asset Management	80,095	16,269	31,845	979	981
Woori PE	1,559,356	1,503,421	213,360	2,919	2,880
Woori Financial	3,537,592	3,165,522	347,411	53,744	53,434
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)	(20,834)
Woori Finance Research Institute	4,156	1,562	—	(407)	(407)

(5)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110. As therefore, those structured entities are not consolidated to the Group. They are classified as three categories, asset securitization vehicles, structured finance and investment fund based on nature and purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Company would be exposed to risks of loss when the value of portfolio investment is decreased.

Total asset of the unconsolidated structured entities, carrying value of the related items recorded, maximum exposure to risks, and loss recognized for the six months period ended June 30, 2013 are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	31,199,820	34,773,993	29,052,528
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	1,290,660	3,565,101	2,039,612
Loans and receivables	85,797	3,330,264	10,667
Financial assets at fair value through profit or loss	507,528	—	29,920
Available-for-sale financial assets	124,722	180,284	1,636,066
Held-to-maturity financial assets	572,464	—	19,100
Investments in jointly controlled entities and associates	—	—	343,859
Derivative assets	149	54,553	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	23,649	4,973	—
Other liabilities (provisions)	23,649	4,973	—
The Maximum exposure to risks	3,588,546	4,040,530	2,292,686
Investments	1,290,511	3,510,548	2,039,611
Purchase agreements	1,023,529	—	—
Credit facilities	1,255,216	133,901	—
Other agreements	19,290	396,081	253,075
Loss recognised on unconsolidated structured entities	1,308	69,741	15,868

(6)	Non-controlling interests of those subsidiaries in which non-controlling shareholders are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests end of the period

	June 30, 2013	December 31, 2012
Woori Investment & Securities	2,148,084	2,140,569
Woori Financial	183,929	178,512

2)	Net income attributable to non-controlling interests

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Woori Investment & Securities	20,958	76,412
Woori Financial	11,718	25,787

3)	Dividends to non-controlling interests

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Woori Investment & Securities	15,115	33,513
Woori Financial	6,084	7,328

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s condensed consolidated financial statements for the six months ended June 30, 2013 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2012 for the understanding of the condensed consolidated financial statements.

The accompanying financial statements are the Group’s condensed consolidated financial statements in accordance with K-IFRS 1010 Consolidated Financial Statements.

Major accounting policies used for the preparation of the condensed consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the condensed consolidated financial statements for the six months ended June 30, 2013.

1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effects on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative statement of consolidated financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains or losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated comparative statement of consolidated financial statement. As a result, other equity decreased by 75,323 million Won and retained earnings increased by 75,323 million Won on consolidated statements of financial position as of December 31, 2012. Net income increased by 28,613 million Won and other comprehensive income decreased by 28,613 million Won on comparative consolidated statements of comprehensive income for the six months ended June 30, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require to disclose offsetting agreements and related information which are legally enforced by master netting agreements or similar agreements. The Group does not hold the offset financial instruments in accordance with K-IFRS 1032 and does not have a master netting arrangement or similar agreement, the amendments have no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1110 – consolidated financial statements

K-IFRS 1110 replaces the requirements and guidance in K-IFRS 1027 and K-IFRS 2012 relating to the consolidated financial statements. It defines that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group applied the amendments retrospectively and restated the comparative statement of the Group’s consolidated financial statement.

2)	Newly consolidated entities in adoption of K-IFRS 1110 are as follows.

	Location	Main business	Percentage of ownership (%)
Woori CS Ocean Bridge 9th	Korea	Securities investments	0.0
Woori CS Grobalemerging Milestone 1th	Korea	"	0.0
Principle gurantee trust (*)	Korea	Trust	0.0
Deogi Dream 4th Co., Ltd.	Korea	Asset securitization	0.0
Guam Emerald Co., Ltd.	Korea	"	0.0
Jeonju-iwant Co., Ltd.	Korea	"	0.0
Wonju-iwant Co., Ltd.	Korea	"	0.0
Heitz 3 th Co., Ltd.	Korea	"	0.0

(*)	Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities guarantee

Those are included in the consolidation as exposed to variable profit and the Group has controlling power on them.

3)	Deconsolidated entities in adoption of K-IFRS 1110 are as follows.

	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment	Korea	"	60.0

They are deconsolidated as the Group has no controlling power on them.

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of joint operation, joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of joint venture, joint venture account for its investment using equity method. The amendment has no effect on the Group’s consolidated financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires that the nature of, and risks associated with, its interests in other entities, the effects of those interests on its consolidated financial position, comprehensive income and cash flows. The adoption of the enactment has no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The adoption of the enactment has no significant effect on the Group’s consolidated financial statements.

Other amendments such as amendment to K-IFRS 1032 ‘Tax effect of distribution to equity holders’ have no effect on the Group’s consolidated financial statements.

The effect from the implementation of new accounting standards on the consolidated financial statements are as follow (Unit: Korean Won in millions):

<Consolidated Statements of Financial Position >

	December 31, 2012
	Reported	Adjustment	Restated
Financial assets at fair value through profit or loss	26,147,141	1,205,075	27,352,216
Available-for-sale financial assets	18,869,900	19,023	18,888,923
Loans and receivables	250,105,729	169,822	250,275,551
Other assets	30,583,163	1,961	30,585,124
Total assets	325,705,933	1,395,881	327,101,814
Deposits due to customers	202,919,613	1,289,967	204,209,580
Borrowings	33,478,685	1,031	33,479,716
Other financial liabilities	25,440,423	103,987	25,544,410
Other liabilities	40,834,631	401	40,835,032
Total liabilities	302,673,352	1,395,386	304,068,738
Owners’ equity	18,695,389	530	18,695,919
Non-controlling interests	4,337,192	(35)	4,337,157
Total equity	23,032,581	495	23,033,076
Total liabilities and equity	325,705,933	1,395,881	327,101,814

< Consolidated Statements of Comprehensive Income >

	2012
	Reported		Adjustment		Restated
	For the three months ended June 30	For the six months ended June 30	For the three months ended June 30	For the six months ended June 30	For the three months ended June 30	For the six months ended June 30
Operating income	393,093	1,354,133	13,362	41,115	406,455	1,395,248
Non-operating income (loss)	40,668	18,171	(140)	(2,475)	40,528	15,696
Net income before income tax expense	433,761	1,372,304	13,222	38,640	446,983	1,410,944
Income tax expense	(82,660)	(308,569)	(3,383)	(8,785)	(86,043)	(317,354)
Net income	351,101	1,063,735	9,839	29,855	360,940	1,093,590
Other comprehensive loss	(110,998)	(255,036)	(15,593)	(35,915)	(126,591)	(290,951)
Total comprehensive income (loss)	240,103	808,699	(5,754)	(6,060)	234,349	802,639

<Consolidated Statements of Cash Flows >

	For the six months ended June 30, 2012
	Reported	Adjustment	Restated
Cash flows from operating activities:	(960,974)	255,210	(705,764)
Cash flows from investing activities:	1,790,713	2,879	1,793,592
Cash flows from financing activities:	(1,705,220)	(258,130)	(1,963,350)
Net decrease in cash and cash equivalents	(875,481)	(41)	(875,522)
Cash and cash equivalents, beginning of the period	6,417,123	841	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(60,782)	—	(60,782)
Cash and cash equivalents, end of the period	5,480,860	800	5,481,660

4)	The Company has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify requirement of the offset presentation of financial assets and financial liabilities. That is, the right to offset is unconditional to future events and can be exercised always during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to K-IFRS 1032 are effective for the annual periods beginning on January 1, 2014.

5)	Other

a)	Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Group changed the presentation of operating income for the year ended December 31, 2012. The Group applied these amendments retrospectively for the comparative period and restated the statements of comprehensive income for the six months ended June 30, 2012.

Accordingly, certain items which have been originally included in operating income (expense) are reclassified into non-operating income (expense). Other net operating income increased by 23,598 million Won (with a corresponding increase in other non-operating expense) as compared to the amounts previously reported for the six months ended June 30, 2012. The amendment has no effect on net income and earnings per share for the six months ended June 30, 2012.

b)	Change in presentation of short term employee benefits in administrative expenses Certain fringe benefits such as social security contributions, paid annual leave and paid sick leave which are characterized short term employee benefits are separately presented as an item in short term employee benefits in administrative expenses. In addition management compensations disclosed in Note 45 are restated including such certain fringe benefits.

Such changes in presentation of employee benefits have no effect on Group’s consolidated financial statements.

The change in presentation is as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	376,790	884,216	1,304,517	1,830,698
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	382,571	796,808	1,205,775	1,680,423

	Total	823,336	1,810,057	2,705,589	3,775,729

Restated	Employee benefits	480,872	1,105,754	1,635,633	2,281,693
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	278,489	575,270	874,659	1,229,428

	Total	823,336	1,810,057	2,705,589	3,775,729

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	423,399	911,069	1,346,845	1,832,368
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	410,088	856,973	1,275,315	1,770,284

	Total	905,460	1,910,462	2,835,580	3,887,582

Restated	Employee benefits	536,902	1,154,469	1,712,968	2,326,494
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	296,585	613,573	909,192	1,276,158

	Total	905,460	1,910,462	2,835,580	3,887,582

<Management compensation for related party transaction>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	7,821	14,763	20,391	26,298
Restated	Short term employee benefits	8,564	15,521	22,673	28,084

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	8,102	16,105	20,995	27,074
Restated	Short term employee benefits	8,222	16,417	23,135	30,510

c)	Reclassification of credit card commission

The Group has reclassified credit card commission from interest income to fees and commission income in order to facilitate comparison with financial statement for the six months ended June 30, 2013. The Group applied these reclassifications retrospectively for the comparative period and restated the statements of comprehensive income for the six months ended June 30, 2012. As a result of the reclassification, interest income decreased by 391,363 million Won and fees and commissions income increased by 391,363 million Won for the six months ended June 30, 2012. The reclassification has no effect on net assets as of December 31, 2012 and net income for the six months ended June 30, 2012, respectively.

d)	Reclassification of special reserve from principal guranteed trusts

The Group has reclassified special reserve from principal guaranteed trusts from other financial liability to retained earnings for the six month ended June 30, 2013. The Group applied this reclassification retrospectively for the comparative period and restated the statements of financial position as of December 31, 2012 and the statement of comprehensive income for the six months ended June 30, 2012, respectively. As a result of the reclassification, other financial liabilities are decreased by 39,404 million Won, deferred tax liabilities increased by 9,534 million Won and retained earnings increased by 29,789 million Won as of December 31, 2012 and expenses on trust accounts decreased by 2,388 million Won and income tax expenses decreased by 577 million Won for the six months ended June 30, 2012. Thus, net asset increased by 29,868 million Won as of December 31, 2012 and net income increased by 1,811 million Won for the six months ended June 30, 2012.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2012.

4. RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Loans and receivables:
Korean treasury and government agencies	17,266,520	14,012,805
Banks	26,629,117	30,774,568
Corporates	114,677,570	102,197,640
Consumers	106,189,620	103,290,538

Sub-total	264,762,827	250,275,551

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	8,024	5,582
Debt securities held for trading	17,528,822	20,254,981
Designated at FVTPL	332,636	389,996
Derivative for trading	2,878,881	3,740,313

Sub-total	20,748,363	24,390,872

Available-for-sale (“AFS”) debt securities	15,240,428	13,840,461
Held-to-maturity (“HTM”) securities	16,111,952	18,684,801
Derivative assets (hedging)	226,092	281,069
Off-balance sheet items:
Guarantees	24,714,678	23,735,411
Loan commitments	93,376,537	91,362,821

Sub-total	118,091,215	115,098,232

Total	435,180,877	422,570,986

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2013
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	255,329,235	1,880,858	537,259	474,850	2,867,780	3,672,845	264,762,827
Financial assets at FVTPL	20,651,289	—	8,317	481	80,909	7,367	20,748,363
AFS debt securities	15,023,029	108,112	—	—	25,964	83,323	15,240,428
HTM securities	16,087,765	4,750	—	—	—	19,437	16,111,952
Derivative assets (hedging)	226,092	—	—	—	—	—	226,092
Off-balance sheet items	115,785,622	109,160	18,132	61,610	615,199	1,501,492	118,091,215

Total	423,103,032	2,102,880	563,708	536,941	3,589,852	5,284,464	435,180,877

	December 31, 2012
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	242,328,577	1,552,406	513,250	433,395	2,294,595	3,153,328	250,275,551
Financial assets at FVTPL	24,233,027	—	6,139	—	116,332	35,374	24,390,872
AFS debt securities	13,639,796	100,130	—	—	34,999	65,536	13,840,461
HTM securities	18,648,308	1,195	—	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items	112,195,944	195,538	82,999	64,939	672,075	1,886,737	115,098,232

Total	411,326,721	1,849,269	602,388	498,334	3,118,001	5,176,273	422,570,986

(*)	Others consist of financial assets in Vietnam, Panama and European countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	53,670,098	51,582,548	46,586,075	7,988,263	93,074,481	11,861,362	264,762,827
Financial assets at FVTPL	1,227,965	685,751	10,141,771	224,466	4,146	8,464,264	20,748,363
AFS debt securities	1,038,806	117,149	9,265,586	119,118	—	4,699,769	15,240,428
HTM securities	1,798,463	50,043	5,492,537	547,004	—	8,223,905	16,111,952
Derivative assets (hedging)	—	—	226,092	—	—	—	226,092
Off-balance sheet items	19,361,414	44,197,410	12,761,408	6,224,280	30,507,069	5,039,634	118,091,215

Total	77,096,746	96,632,901	84,473,469	15,103,131	123,585,696	38,288,934	435,180,877

	December 31, 2012
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,348,165	7,260,186	89,885,431	12,297,633	250,275,551
Financial assets at FVTPL	1,946,609	1,623,040	15,110,008	278,543	2,936	5,429,736	24,390,872
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,118,162	13,840,461
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,991,139	77,349,281	101,143,781	14,792,379	117,163,373	39,131,033	422,570,986

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	17,263,676	26,649,467	70,789,078	33,454,682	7,030,706	111,274,466	104,083,228	259,270,837
Loans and receivables overdue but not impaired	7,561	623	158,303	112,866	—	271,169	1,255,819	1,535,172
Impaired loans and receivables (*)	9	1081	4091081	1553510	1078448	6723039	1433762	8157891

Gross loans and receivables	17,271,246	26,651,171	75,038,462	35,121,058	8,109,154	118,268,674	106,772,809	268,963,900

Allowance for credit losses	4,726	22,054	2,480,048	710,471	400,584	3,591,103	583,190	4,201,073

Total, net	17,266,520	26,629,117	72,558,414	34,410,587	7,708,570	114,677,571	106,189,619	264,762,827

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,016,325	30,782,647	59,426,299	32,445,078	6,816,233	98,687,610	101,231,068	244,717,650
Loans and receivables overdue but not impaired	16	—	118,806	189,585	5,532	313,923	1,346,131	1,660,070
Impaired loans and receivables (*)	27	1,319	3,683,933	1,528,443	1,280,911	6,493,287	1,274,775	7,769,408

Gross loans and receivables	14,016,368	30,783,966	63,229,038	34,163,106	8,102,676	105,494,820	103,851,974	254,147,128

Allowance for credit losses	3,563	28,554	2,027,792	725,169	490,864	3,243,825	595,635	3,871,577

Total, net	14,012,805	30,755,412	61,201,246	33,437,937	7,611,812	102,250,995	103,256,339	250,275,551

(*)	As regards to the classification of impaired loans and receivables, the Group applies more strictly the applicable rules about financial difficulties of borrowers for the six months ended June 30, 2013. And the Group applied the rules retrospectively and restated impaired loans and receivables, as of December 31, 2012.

a)	Credit quality of loans and receivables

The Group manages its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2013
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	17,253,296	26,525,726	47,583,233	10,434,235	4,993,580	63,011,048	103,096,317	209,886,387
Lower grade (*2)	3,834	9,967	22,697,925	22,669,229	1,951,341	47,318,495	763,593	48,095,889

Total	17,257,130	26,535,693	70,281,158	33,103,464	6,944,921	110,329,543	103,859,910	257,982,276

Value of collateral	21,106	472,787	27,374,390	25,542,636	2,418,624	55,335,650	82,491,278	138,320,821

	December 31, 2012
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,008,849	30,734,143	37,575,206	9,324,731	4,597,785	51,497,722	93,508,098	189,748,812
Lower grade (*2)	3,939	21,064	21,267,982	22,780,984	2,123,305	46,172,271	7,476,802	53,674,076

Total	14,012,788	30,755,207	58,843,188	32,105,715	6,721,090	97,669,993	100,984,900	243,422,888

Value of collateral	18,872	761,959	25,004,332	24,497,810	2,038,814	51,540,956	82,302,894	134,624,681

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers

(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 1,288,561 million Won and 1,294,762 million Won as of June 30, 2013 and December 31, 2012, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (net of allowance overdue but not impaired) is as follows (Unit: Korean Won in millions):

	June 30, 2013
Past due	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	7,545	620	147,874	70,829	—	218,703	985,379	1,212,247
30 to 60 days	2	—	6,449	19,809	—	26,258	108,798	135,058
60 to 90 days	—	—	1,914	10,434	—	12,348	76,089	88,437

Total	7,547	620	156,237	101,072	—	257,309	1,170,266	1,435,742

Value of collateral (*)	—	—	19,688	85,082	—	104,770	864,376	969,146

	December 31, 2012
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	16	—	103,522	126,840	5,230	235,592	1,037,018	1,272,626
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,409	85,880

Total	16	—	117,700	174,033	5,482	297,215	1,261,756	1,558,987

Value of collateral (*)	—	—	20,739	141,011	3,346	165,096	958,049	1,123,145

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of 99,430 million Won and 101,083 million Won as of June 30, 2013 and December 31, 2012, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance is as follows (Unit: Korean Won in millions):

	June 30, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	2,217,156	1,206,136	763,649	4,186,941	1,157,868	5,344,809
Value of collateral (*)	—	—	1,483,339	528,991	191,188	2,203,518	512,119	2,715,637

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	204	2,240,358	1,158,189	885,240	4,283,787	1,009,685	5,293,676
Value of collateral (*)	—	—	1,573,901	546,476	178,204	2,298,581	399,380	2,697,961

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 2,813,082 million Won and 2,475,732 million Won as of June 30, 2013 and December 31, 2012, respectively, are deducted from the impaired loans and receivables above.

4)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	12,259,577	—	12,783,254	15,064,529	40,107,360
AA- ~ AA+	4,120,544	—	1,405,339	1,025,536	6,551,419
BBB- ~ A+	1,130,423	332,636	1,030,723	21,887	2,515,669
Below BBB-	—	—	15,405	—	15,405
Default grade	18,278	—	5,707	—	23,985

Total	17,528,822	332,636	15,240,428	16,111,952	49,213,838

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	8,254,187	—	2,311,267	1,472,656	12,038,110
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906

Total	20,254,981	389,996	13,840,461	18,684,801	53,170,239

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively, and the VaR as of June 30, 2013 and December 31, 2012, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2013	For the six months ended June 30, 2013			As of December 31, 2012	For the year ended December 31, 2012
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(6,132)	(5,184)	(8,314)	(2,861)	(4,294)	(7,926)	(12,277)	(2,942)
Stock price	(3,659)	(4,277)	(7,863)	(2,085)	(2,458)	(4,896)	(8,095)	(2,027)
Foreign currencies	(3,172)	(2,424)	(4,806)	(1,046)	(2,006)	(2,460)	(5,314)	(1,572)
Commodity price	(25)	(117)	(296)	(11)	(48)	(163)	(643)	(3)

Total	(7,531)	(6,221)	(11,537)	(3,594)	(4,753)	(8,618)	(12,862)	(4,567)

b)	Non-trading activities

The NII and NPV are calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2013			December 31, 2012
	NII	NPV	NII	NPV
Base case	5,498,154	21,396,000	5,385,170	18,817,708
Base case (Prepay)	5,510,010	21,008,654	5,391,840	18,033,259
IR 100bp up	5,889,760	21,040,067	5,653,172	18,439,944
IR 100bp down	5,106,927	21,769,960	5,122,010	19,230,819
IR 200bp up	6,281,429	20,705,921	5,921,200	18,094,995
IR 200bp down	4,678,225	22,158,069	4,837,398	19,683,985
IR 300bp up	6,673,097	20,394,055	6,189,226	17,779,613
IR 300bp down	4,019,338	22,552,499	4,429,496	20,183,435

The EaR and VaR are calculated based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

June 30, 2013		December 31, 2012
EaR	VaR	EaR	VaR
38,771	(61,169)	(59,723)	(57,410)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5years	5 years ~
Asset:
Loans and receivables	306,737,739	148,773,474	33,403,615	9,774,262	9,531,486	41,607,914	63,646,988
AFS financial assets	18,550,868	3,137,062	3,630,438	2,139,106	1,584,603	7,121,825	937,834
HTM financial assets	17,444,246	2,476,183	773,886	1,084,711	1,077,383	11,691,049	341,034

Total	342,732,853	154,386,719	37,807,939	12,998,079	12,193,472	60,420,788	64,925,856

Liability:
Deposits due to customers	207,121,443	98,573,125	33,791,379	27,964,680	18,967,184	27,503,949	321,126
Borrowings	32,581,879	19,961,205	4,272,887	790,181	1,545,096	4,909,575	1,102,935
Debentures	29,828,011	2,856,306	2,432,964	2,853,057	2,729,894	15,702,197	3,253,593

Total	269,531,333	121,390,636	40,497,230	31,607,918	23,242,174	48,115,721	4,677,654

	December 31, 2012
	Total	Within 3 months	4 to 6months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	250,396,445	146,059,995	33,517,048	8,728,299	9,183,141	31,936,840	20,971,122
AFS financial assets	16,978,416	2,597,202	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,594,759	151,444,636	37,071,901	12,606,373	13,419,520	51,016,702	22,035,627

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,279,480	23,344,558	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,121,668	132,069,300	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	June 30, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,980	27,568,269	282,436	3,296,451	10,625	1,986,635	924	1,384,600	2,084,634	36,320,589
Financial assets at FVTPL	893	1,026,121	1,183	13,810	216	40,402	—	640	17,714	1,098,687
AFS financial assets	256	294,853	352	4,104	140	26,089	12	18,392	69,322	412,760
HTM financial assets	4	4,750	—	—	—	—	—	—	19,437	24,187

Total	25,133	28,893,993	283,971	3,314,365	10,981	2,053,126	936	1,403,632	2,191,107	37,856,223

Liability
Financial liabilities at FVTPL	296	339,855	1,210	14,122	—	—	1	1,446	968	356,391
Deposits due to customer	6,479	7,449,132	81,269	948,526	11,126	2,080,298	218	326,644	410,978	11,215,578
Borrowings	9,017	10,372,141	119,591	1,395,811	329	61,509	287	429,554	150,074	12,409,089
Debentures	3,411	3,921,753	49,981	583,357	—	—	—	—	856,909	5,362,019
Other financial liabilities	5,924	6,808,924	31,378	366,229	358	66,854	160	240,353	88,632	7,570,992

Total	25,127	28,891,805	283,429	3,308,045	11,813	2,208,661	666	997,997	1,507,561	36,914,069

Off-balance sheet items	11,648	13,391,381	43,818	511,421	2,463	460,425	965	1,445,532	686,192	16,494,951

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities and cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,942,447	1,169,288	229,090	586,155	707,064	4,826,948	423,902
Deposits due to customers	213,023,225	119,572,238	28,960,757	25,958,172	28,651,255	6,335,608	3,545,195
Borrowings	33,788,609	17,738,377	4,728,222	1,865,475	2,858,256	5,497,261	1,101,018
Debentures	32,706,346	2,272,802	2,369,928	3,111,199	3,340,102	18,160,232	3,452,083
Other financial liabilities	26,490,081	22,038,838	49,710	21,918	71,203	348,014	3,960,398

Total	313,950,708	162,791,543	36,337,707	31,542,919	35,627,880	35,168,063	12,482,596

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	211,497,328	122,674,483	26,567,208	18,458,350	34,941,662	5,926,613	2,929,012
Borrowings	34,620,082	21,516,560	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,440	34,577	190,800	5,022,162

Total	307,277,551	164,146,846	33,377,423	22,022,065	39,969,539	35,170,681	12,590,997

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Total	Within 3months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,942,447	1,169,287	229,091	586,155	707,064	4,826,948	423,902
Deposits due to customers	212,345,250	130,905,896	31,590,485	23,573,734	18,151,045	5,069,149	3,054,941
Borrowings	33,788,609	17,738,380	4,728,221	1,865,473	2,858,256	5,497,261	1,101,018
Debentures	32,706,346	2,272,802	2,369,928	3,111,199	3,340,102	18,160,232	3,452,083
Other financial liabilities	26,490,081	22,038,838	49,710	21,918	71,203	348,014	3,960,398

Total	313,272,733	174,125,203	38,967,435	29,158,479	25,127,670	33,901,604	11,992,342

	December 31, 2012
	Total	Within 3months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,712,528	136,181,683	29,771,099	17,049,237	20,558,186	4,832,444	2,319,879
Borrowings	34,620,082	21,516,660	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,439	34,577	190,800	5,022,163

Total	306,492,751	177,652,980	36,582,393	20,612,938	25,586,063	34,076,512	11,981,865

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
June 30, 2013	3,703,182	2,937,764	80,068	65,538	79,825	461,006	78,981
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715

4)	Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	June 30, 2013	December 31, 2012
Guarantees	24,714,678	23,735,411
Loan commitments	93,376,537	91,362,821

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4)	Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings, while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations. The Group is maintaining its capital ratio under consolidation over 8% as of June 30, 2013.

Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of June 30, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Shareholders’ equity	23,867,801	23,033,206
Total assets	336,665,684	327,101,814

Equity-to-assets ratio	7.09%	7.04%

5. Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary information is prepared per types of customers and the secondary one is set per legal entities. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	June 30, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	86,068,330	116,699,330	7,040,693	48,374,423	101,985,721	360,168,497	(23,502,813)	336,665,684
Liabilities	57,432,855	157,139,422	81,568	41,195,163	57,738,814	313,587,822	(789,939)	312,797,883

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	86,361,530	108,291,394	8,224,846	55,497,656	93,555,908	351,931,334	(24,829,520)	327,101,814
Liabilities	57,101,949	150,281,465	250,945	47,176,210	51,356,339	306,166,908	(2,098,170)	304,068,738

	For the six months ended June 30, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	1,066,123	1,329,383	11,064	158,322	382,766	2,947,658	125,791	3,073,449
Interest income	2,092,208	2,527,385	138,205	432,666	1,278,314	6,468,778	(4,945)	6,463,833
Interest expense	999,663	1,444,240	705	193,818	882,694	3,521,120	(130,736)	3,390,384
Inter-segment	(26,422)	246,238	(126,436)	(80,526)	(12,854)	—	—	—
Non-interest income, net	343,903	256,140	58,253	(117,427)	650,476	1,191,345	(540,076)	651,269
Non-interest income	530,907	411,459	296,107	5,149,877	2,252,582	8,640,932	(303,086)	8,337,846
Non-interest expense	201,147	171,000	231,812	5,260,396	1,585,232	7,449,587	236,990	7,686,577
Inter-segment	14,143	15,681	(6,042)	(6,908)	(16,874)	—	—	—
Other expense	1,196,188	1,376,926	84,877	49,669	574,171	3,281,831	(192,557)	3,089,274
Administrative expense	1,135,804	515,056	27,062	49,052	442,168	2,169,142	(169,161)	1,999,981
Impairment losses on credit loss and others (*)	60,384	861,870	57,815	617	132,003	1,112,689	(23,396)	1,089,293
Operating income	213,838	208,597	(15,560)	(8,774)	459,071	857,172	(221,728)	635,444
Non-operating income	(17,508)	(3,670)	18,860	(127)	79,883	77,438	(56,779)	20,659
Net income before income tax expense	196,330	204,927	3,300	(8,901)	538,954	934,610	(278,507)	656,103
Income tax expense	48,053	42,369	1,355	(1,349)	115,683	206,111	5,603	211,714
Income from continuing operations	148,277	162,558	1,945	(7,552)	423,271	728,499	(284,110)	444,389
Income from discontinued operations	—	—	—	—	14,561	14,561	(14,561)	—
Net income	148,277	162,558	1,945	(7,552)	437,832	743,060	(298,671)	444,389

	For the six months ended June 30, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	1,354,264	1,559,722	(73)	170,779	169,236	3,253,928	71,152	3,325,080
Interest income	2,491,965	3,157,810	182,731	534,913	1,316,107	7,683,526	(390,184)	7,293,342
Interest expense	1,165,980	1,841,121	3,997	233,869	947,635	4,192,602	(224,340)	3,968,262
Inter-segment	28,279	243,033	(178,807)	(130,265)	(199,236)	(236,996)	236,996	—
Non-interest income, net	297,642	293,206	113,530	(10,750)	1,297,571	1,991,199	(705,082)	1,286,117
Non-interest income	692,012	778,955	164,010	3,184,358	2,485,760	7,305,095	(375,407)	6,929,688
Non-interest expense	380,404	505,808	41,648	3,221,122	1,181,551	5,330,533	313,038	5,643,571
Inter-segment	(13,966)	20,059	(8,832)	26,014	(6,638)	16,637	(16,637)	—
Other expense	1,222,931	1,367,216	111,612	122,579	725,282	3,549,620	(333,671)	3,215,949
Administrative expense	1,174,279	490,206	32,688	50,809	411,245	2,159,227	(248,764)	1,910,463
Impairment losses on credit losses (*)	48,652	877,010	78,924	71,770	314,037	1,390,393	(84,907)	1,305,486
Operating income	428,975	485,712	1,845	37,450	741,525	1,695,507	(300,259)	1,395,248
Non-operating income	(742)	(419)	26	(328)	(5,430)	(6,893)	22,589	15,696
Net income before income tax expense	428,233	485,293	1,871	37,122	736,095	1,688,614	(277,670)	1,410,944
Income tax expense	102,405	115,152	298	8,525	64,456	290,836	26,518	317,354
Net income	325,828	370,141	1,573	28,597	671,639	1,397,778	(304,188)	1,093,590

(*)	Impairment losses on credit loss and others consist of impairment losses on credit loss, gain (loss) on transactions of loans and receivables and provision (reversal) of provisions.

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment& Securities and others. The reportable segments are classified based on the independent legal entity.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment &Securities: Woori Investment &Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	June 30, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	248,119,521	30,988,732	18,985,728	27,591,975	30,878,064	356,564,020	(19,898,336)	336,665,684
Liabilities	229,887,019	28,850,099	17,627,629	24,126,236	14,176,797	314,667,780	(1,869,897)	312,797,883

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	248,546,643	28,945,769	18,626,090	24,848,800	27,349,184	348,316,486	(21,214,672)	327,101,814
Liabilities	229,951,702	26,976,680	17,309,578	21,395,292	11,768,454	307,401,706	(3,332,968)	304,068,738

	For the six months ended June 30, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,200,013	320,168	209,546	179,348	109,018	3,018,093	55,356	3,073,449
Interest income	4,615,748	655,740	423,095	354,937	361,509	6,411,029	52,804	6,463,833
Interest expense	2,415,735	335,572	213,549	175,589	252,491	3,392,936	(2,552)	3,390,384
Non-interest income, net	371,751	26,599	14,061	141,920	450,915	1,005,246	(353,977)	651,269
Non-interest income	5,532,714	212,060	91,724	2,089,151	750,155	8,675,804	(337,958)	8,337,846
Non-interest expense	5,160,963	185,461	77,663	1,947,231	299,240	7,670,558	16,019	7,686,577
Other expense	2,162,083	221,195	150,114	276,640	380,744	3,190,776	(101,502)	3,089,274
Administrative expense	1,322,892	148,164	114,189	272,682	271,722	2,129,649	(129,668)	1,999,981
Impairment losses on credit loss and others (*)	839,191	73,031	35,925	3,958	109,022	1,061,127	28,166	1,089,293
Operating income	409,681	125,572	73,493	44,628	179,189	832,563	(197,119)	635,444
Non-operating income	24,982	(590)	(4,306)	2,605	32,150	54,841	(34,182)	20,659
Net income before income tax expense	434,663	124,982	69,187	47,233	211,339	887,404	(231,301)	656,103
Income tax expense	77,523	26,918	13,633	13,169	34,693	165,936	45,778	211,714
Income from continuing operations	357,139	98,064	55,554	34,064	176,646	721,467	(277,078)	444,389
Income from discontinued operations	29,476	—	—	—	(14,917)	14,559	(14,559)	—
Net income	386,616	98,064	55,554	34,064	161,729	736,027	(291,638)	444,389

	For the six months ended June 30, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,537,945	322,254	226,404	189,414	43,054	3,319,071	6,009	3,325,080
Interest income	5,548,530	670,699	471,941	354,168	279,606	7,324,944	(31,602)	7,293,342
Interest expense	3,010,585	348,445	245,537	164,754	236,552	4,005,873	(37,611)	3,968,262
Non-interest income, net	941,841	30,633	27,528	223,004	777,303	2,000,309	(714,192)	1,286,117
Non-interest income	5,312,895	209,632	91,149	1,220,934	886,560	7,721,170	(791,482)	6,929,688
Non-interest expense	4,371,054	178,999	63,621	997,930	109,257	5,720,861	(77,290)	5,643,571
Other expense	2,457,914	212,476	136,049	284,646	289,227	3,380,312	(164,363)	3,215,949
Administrative expense	1,299,159	135,221	111,434	284,801	231,754	2,062,369	(151,906)	1,910,463
Impairment losses on credit loss and others (*)	1,158,755	77,255	24,615	(155)	57,473	1,317,943	(12,457)	1,305,486
Operating income	1,021,872	140,411	117,883	127,772	531,130	1,939,068	(543,820)	1,395,248
Non-operating income	32,410	(6,264)	(6,067)	(14,939)	10,466	15,606	90	15,696
Net income before income tax expense	1,054,282	134,147	111,816	112,833	541,596	1,954,674	(543,730)	1,410,944
Income tax expense	211,411	29,413	27,310	25,957	16,421	310,512	6,842	317,354
Net income	842,871	104,734	84,506	86,876	525,175	1,644,162	(550,572)	1,093,590

(3)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2013 and 2012 amounted to 14,462,206 million Won and 13,686,193 million Won, respectively, and revenue from the foreign customers amounted to 339,473 million Won and 536,837 million Won, respectively. Of the Group’s non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of June 30, 2013 and December 31, 2012 are 5,147,713 million Won and 5,112,439 million Won, respectively, and foreign subsidiaries are 37,009 million Won and 36,126 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	789,789	826,292	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	9,964	10,176	Collective fund for loss
Loans and receivables:
Due from banks in local currency
The Bank of Korea	11,214,109	10,001,184	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	399,905	319,345	Regulation on supervision of securities business
Samsung Security and others	35,912	47,592	Margins
Shinhan Bank and others	58	55	Deposits for opening account, etc.
Others	443,161	485,010	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	345,764	484,261	Reserve deposits
Central Bank of Bangladesh, etc.,	574,183	426,429	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	18,974	17,905	Installation deposits of financial institution, etc.
Barclays, etc.	158,913	59,412	Derivative transaction collateral provider, etc.

Sub-total	13,191,730	11,841,944

Total	13,991,483	12,678,412

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Deposits:
Reserve for claims of customers deposits	789,789	826,292
Deposits indexed to gold prices	8,024	5582

Sub-total	797,813	831,874

Securities:
Debt securities
Korean treasury and government agencies	2,198,347	2,405,378
Financial institutions	4,536,737	4,377,777
Corporates	7,265,872	5,997,825
CP	338,257	3,161,090
Equity securities	670,675	706,306
Beneficiary certificates (*)	952,948	755,208
CMA securities	300,000	1,936,507
Others	2,889,609	2,376,404

Sub-total	19,152,445	21,716,495

Derivatives instruments assets:
Interest rate derivatives	1,449,538	1,820,628
Currency derivatives	1,191,138	1,564,671
Equity derivatives	197,448	309,081
Credit derivatives	22,130	28,133
Commodity derivatives	18,627	17,800

Sub-total	2,878,881	3,740,313

Total	22,829,139	26,288,682

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Equity-linked securities	628,593	651,309
Asset-backed securities	328,654	384,691
Debt securities	3,982	5,305
Equity securities	13,175	11,758
Structured deposit	—	10,471

Total	974,404	1,063,534

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Debt securities:
Korean treasury and government agencies	2,879,104	2,681,306
Financial institutions	6,702,735	6,049,465
Corporates	4,136,570	4,321,400
Asset-backed securities	316,954	383,209
Foreign currency bonds	225,243	212,895

Sub-Total	14,260,606	13,648,275
Equity securities	2,122,207	2,184,806
Beneficiary certificates	2,778,781	2,853,480
Others	989,786	202,362

Total	20,151,380	18,888,923

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Korean treasury and government agencies	7,287,940	7,664,773
Financial institutions	2,156,466	3,620,821
Corporates	6,643,359	7,351,726
Foreign currency bonds	24,187	36,493
Securities loaned	—	10,988

Total	16,111,952	18,684,801

10. Loans and Receivables

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Due from banks	15,811,777	14,382,064
Allowances for credit losses	(5,641)	(6,675)
Loans	232,054,876	221,261,656
Allowances for credit losses	(3,871,808)	(3,565,366)
Other receivables	21,097,247	18,503,408
Allowances for credit losses	(323,624)	(299,536)

Total	264,762,827	250,275,551

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Due from banks in local currency
Due from the Bank of Korea	11,214,109	10,001,184
Due from depository banks	2,157,496	1,905,843
Due from non-depository	153,997	499,536
Due from the Korea Exchange	534,324	393,308
Others	26,226	24,980

Allowance for credit losses	(3,372)	(4,854)

Sub-total	14,082,780	12,819,997

Due from banks in foreign currencies
Due from banks on demand	580,535	648,940
Due from banks on time	563,431	470,316
Others	581,659	437,957

Allowance for credit losses	(2,269)	(1,821)

Sub-total	1,723,356	1,555,392

Total	15,806,136	14,375,389

(3)	Loans are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Loans in local currency	186,177,551	178,386,859
Loans in foreign currencies	10,514,217	10,454,463
Domestic banker’s letter of credit	6,267,297	5,240,805
Credit card accounts	4,264,231	4,500,687
Bills bought in foreign currencies	6,262,570	4,662,700
Bills bought in local currency	1,022,465	887,965
Factoring receivables	214,106	187,421
Advances for customers on guarantees	161,023	128,394
Privately placed bonds	1,120,649	1,448,175
Loans to be converted to equity securities	1,723	1,723
Finance leases	620,729	639,729
Loans for installment	2,016,749	1,811,214
Securitized loans	1,623,370	1,585,005
Loans secured by securities	1,267,303	1,231,035
Call loans	4,228,394	5,377,763
Bonds purchased under resale agreements	5,956,043	4,414,395
Others	336,456	303,323

Gross loans	232,054,876	221,261,656

Allowance for credit losses	(3,871,808)	(3,565,366)

Total	228,183,068	217,696,290

(4)	Other receivables are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
CMA accounts	—	3,920
Receivables	17,304,296	14,322,051
Accrued income	1,432,240	1,543,370
Telex and telephone subscription rights and refundable deposits	1,319,665	1,307,725
Other debtors	1,041,046	1,326,342
Allowance for credit losses	(323,624)	(299,536)

Total	20,773,623	18,203,872

(5)	Changes in allowance for possible credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision	(96,879)	(884,343)	(61,134)	(36,498)	(1,078,854)
Recoveries of written-off loans	(19,903)	(63,122)	(21,613)	(289)	(104,927)
Charge-off	86,640	569,081	84,059	1,280	741,060
Sales of loans and receivables	5,914	80,541	13	88	86,556
Unwinding effect	9,105	62,314	114	296	71,829
Others	6,838	(52,024)	419	(393)	(45,160)

Ending balance	(335,453)	(3,271,413)	(125,913)	(468,294)	(4,201,073)

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,638)	(4,038,222)
Net provision	(241,958)	(1,712,347)	(151,565)	(26,416)	(2,132,286)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,527	63,476

Ending balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)

11. The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities.

The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	789,789	—	789,789
Deposits indexed to gold prices	8,024	—	—	8,024
Debt securities
Korean treasury and government agencies	1,099,034	1,099,313	—	2,198,347
Financial institutions	—	4,536,737	—	4,536,737
Corporates	—	7,265,872	—	7,265,872
CP	—	338,257	—	338,257
Equity securities	670,675	—	—	670,675
Beneficiary certificates	890,566	62,382	—	952,948
CMA securities	—	300,000	—	300,000
Others	63,873	2,807,458	18,278	2,889,609
Derivatives instruments assets:
Interest rate derivatives	2,842	1,413,400	33,296	1,449,538
Currency derivatives	6	1,190,468	664	1,191,138
Equity derivatives	9,595	66,474	121,379	197,448
Credit derivatives	—	9,831	12,299	22,130
Commodity derivatives	205	5,056	13,366	18,627
Financial assets designed at FVTPL
Equity-linked securities	—	149,527	479,066	628,593
Asset-backed securities	—	328,654	—	328,654
Debt securities	—	—	3,982	3,982
Equity securities	636	—	12,539	13,175
AFS financial assets
Debt securities
Korean treasury and government agencies	2,662,101	217,003	—	2,879,104
Financial institutions	—	6,702,735	—	6,702,735
Corporates	—	4,124,257	12,313	4,136,570
Asset-backed securities	—	316,954	—	316,954
Foreign currency bonds	8,519	214,884	1,840	225,243
Equity securities	328,902	—	1,793,305	2,122,207
Beneficiary certificates	—	2,407,067	371,714	2,778,781
Others	740,678	189,963	59,145	989,786
Derivative assets	—	226,092	—	226,092
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	8,032	—	—	8,032
Borrowings
Warrants in short position	1,020	—	—	1,020
Securities in short position	896,587	60,636	—	957,223
Derivative liabilities
Interest rate derivatives	—	1,471,201	32,798	1,503,999
Currency derivatives	—	1,125,779	3	1,125,782
Stock derivatives	3,220	193,055	520,155	716,430
Credit derivatives	—	1,701	12,964	14,665
Commodity derivatives	480	5,199	160,472	166,151
Financial liabilities designated at FVTPL
Borrowings	—	1,586,296	5,000,279	6,586,575
Debentures	—	317,735	—	317,735
Derivative liabilities	—	27,757	—	27,757

	December 31, 2012
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Deposits indexed to gold prices	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,951,591	453,787	—	2,405,378
Financial institutions	—	4,377,777	—	4,377,777
Corporates	—	5,997,825	—	5,997,825
CP	—	3,161,090	—	3,161,090
Equity securities	706,306	—	—	706,306
Beneficiary certificates	664,533	90,675	—	755,208
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,271,404	—	2,376,404
Derivatives instruments assets:
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800
Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposit	—	10,471	—	10,471
AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895
Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,466,899	386,581	2,853,480
Others	20,413	51,704	130,245	202,362
Derivative assets	—	281,069	—	281,069

	December 31, 2012
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583
Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090
Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Equity derivatives	1,492	—	408,043	409,535
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186
Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,468,429	6,132,995
Debentures	—	315,454	—	315,454
Derivative liabilities	—	38,000	—	38,000

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2013 and December 31, 2012 in the amounts of 160,946 million Won and 234,161 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Financial assets and liabilities at FVTPL	Discounting cash flow etc.	Risk-free market yield, forward rate
Held-for-trading financial assets and liabilities and AFS financial assets	Dividend discount model etc.	Beta
Derivative assets and liabilities	Discount cash flow etc.	Risk-free market yield, forward rate, implicit volatility of options

Measurement methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and	Correlation Coefficient	-1 ~ 1
	others	Historical Volatility	0%~70%
Derivatives liabilities	Option pricing model and	Correlation Coefficient	-1 ~ 1
	others	Historical Volatility	0%~70%
AFS financial assets	External valuation price and others	Expected growth rate and others	0%~1%
		Discount rate	-1% ~ 1%

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in a fair value measurement are incorporated through a system of the Group.

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	January 1, 2013	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	June 30, 2013
Financial assets:
Financial assets held for trading
Others	—	(2,089)	—	20,367	—	—	18,278
Derivatives instruments assets
Interest rate derivatives	55,547	(16,536)	—	433	(6,148)	—	33,296
Currency derivatives	428	236	—	—	—	—	664
Equity derivatives	216,622	(7,054)	—	11,092	(99,281)	—	121,379
Credit derivatives	18,145	1,200	—	—	(7,046)	—	12,299
Commodity derivatives	10,275	7,588	—	48	(4,545)	—	13,366
Financial assets designed at FVTPL
Equity-linked securities	593,129	(28,634)	—	177,119	(262,548)	—	479,066
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	302	—	—	(1,625)	—	3,982
Equity securities	11,121	995	—	1,912	(1,489)	—	12,539
AFS financial assets
Debt securities
Corporates	12,019	—	294	—	—	—	12,313
Foreign currency bonds	1,714	126	—	—	—	—	1,840
Equity securities(*2)(*3)	1,916,779	(6,553)	3,631	108,294	(93,384)	(135,462)	1,793,305
Beneficiary certificates(*2)	386,581	(14,537)	19,716	56,872	(13,392)	(63,526)	371,714
Others(*2)	130,245	(1,810)	391	4,666	(74,347)	—	59,145
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	55,788	(17,540)	—	60	(5,510)	—	32,798
Currency derivatives	—	(155)	—	158	—	—	3
Equity derivatives	408,043	99,005	—	168,128	(155,021)	—	520,155
Credit derivatives	16,281	(2,183)	—	—	(1,134)	—	12,964
Commodity derivatives	8,141	149,458	—	2,859	14	—	160,472
Financial liabilities designated at FVTPL
Borrowings	4,468,429	(328,763)	—	2,873,763	(2,013,150)	—	5,000,279

(*1)	Included 240,480 million Won of unrealized loss which were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred into or out of level 3 upon the changes in the degree of subjectivity and uncertainty used to measure fair values for the AFS financial assets. The Group recognize transfers between levels at quarterly end of reporting period when events or conditions changes.
(*3)	131,956 million Won of AFS financial assets were transferred out of level 3 upon the change in the fair value measurement of the assets by using quoted prices in the active market. The Group recognize transfers between levels at quarterly end of reporting period when events or conditions changes.

	For the year ended December 31, 2012
	January 1, 2012	Net income (loss) (*1)	Other comprehensive income(loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275
Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121
AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714
Equity securities(*2)	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates(*2)	265,155	66,114	(52,244)	66,006	(124,669)	166,219	386,581
Others	93,639	183	(1,458)	167,456	(126,757)	(2,818)	130,245
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	516,330	(204,394)	—	101,998	(5,891)	—	408,043
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141
Financial liabilities designated at FVTPL
Borrowings	2,897,551	715,381	—	3,620,109	(2,764,612)	—	4,468,429

(*1)	Included 714,766 million Won of unrealized gains which were recognized in net gain (loss) on financial instruments at FVTPL or loss and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred into or out of level 3 upon the changes in the degree of subjectivity and uncertainty used to measure fair values for the AFS financial assets. The Group recognize transfers between levels at quarterly end of reporting period when events or conditions changes.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	16,335,484	16,111,952	19,012,558	18,684,801
Loans and receivables	268,581,791	264,762,827	252,246,054	250,275,551
Financial liabilities:
Deposits due to customers	206,690,843	206,654,332	203,130,671	204,209,580
Borrowings	32,450,155	32,456,162	33,551,823	33,479,716
Debentures	29,644,553	28,447,203	29,259,306	27,959,969
Other financial liabilities	31,920,249	31,930,343	25,485,276	25,544,410

(5)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) equity derivatives and interest rate derivatives which fair value changes are recognized as current income; (2) equity securities, debt securities, and beneficiary certificates which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the six months ended June 30, 2013 (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)	27,914	(26,675)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	6,572	(916)	—	—
Equity securities (*2)	799	(708)	—	—
AFS Financial Assets
Equity securities (*2)	—	—	245,078	(120,674)
Beneficiary certificates (*3)	—	—	1,453	(1,398)

Total	35,285	(28,299)	246,531	(122,072)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	42,128	(46,100)	—	—
Financial liabilities designated at FVTPL
Borrowings – equity linked instruments (*4)	30,768	(48,503)	—	—

Total	72,896	(94,603)	—	—

	For the year ended December 31, 2012
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	4,613	(798)	—	—
AFS Financial Assets
Equity securities (*2)	—	(1,004)	210,709	(85,205)
Beneficiary certificates (*3)	—	—	1,953	(1,896)

Total	38,429	(34,761)	212,662	(87,101)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Borrowings – equity linked instruments (*4)	16,254	(26,984)	—	—

Total	48,069	(57,398)	—	—

(*1)	Fair value changes of derivatives instruments assets, derivative liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.
(*4)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The historical fluctuation rate of stock price and correlation are major unobservable variables.

(6)	Derecognition of financial assets

Before the adoption of IFRS, the Group derecognized certain loans in the consolidated financial statements under the previous generally accepted accounting principles (the “K-GAAP”) for which it has continuing participation. When the Group neither transfers, nor retains substantially all of the risks and rewards of ownership of a financial asset, and retains control of that asset, the Group continues to recognise the asset to the extent of its continuing involvement. The nature of participation, book value and fair value of loans and maximum exposure of losses incurred from the continuous participation are as follows:

	June 30, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,872	1,746

Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Group	—	—	709

	December 31, 2012
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,930	1,746

Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Group	—	—	709

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1, the Group did not reassess the derecognition criteria for these transfers.

In addition, financial instruments such as bonds sold under repurchase agreements and loaned securities not derecognized entirely are described in Note 17.

(7)	Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables.

	June 30, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	3,600,824	—	3,600,824
Receivable spot exchange (*2)	13,705,539	—	13,705,539	16,539,165	133,835	633,363
Bonds purchased under resale agreements (*2)	5,956,043	—	5,956,043	5,947,475	—	8,568
Domestic exchanges receivable (*2)	24,153,582	23,382,373	771,209	—	—	771,209

Total	47,415,988	23,382,373	24,033,615	22,486,640	133,835	1,413,140

	June 30, 2013
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	4,160,046	—	4,160,046
Payable spot exchange (*3)	13,707,323	—	13,707,323	16,748,843	417,011	701,515
Bonds sold under repurchase agreements (*4)	9,100,414	—	9,100,414	9,100,414	—	—
Domestic exchanges payable (*3)	27,341,029	23,382,373	3,958,656	2,445,699	—	1,512,957

Total	54,308,812	23,382,373	30,926,439	28,294,956	417,011	2,214,472

(*1)	Are included derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings

	December 31, 2012
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	4,352,505	—	4,352,505
Receivable spot exchange (*2)	11,824,708	—	11,824,708	15,433,648	145,561	598,004
Bonds purchased under resale agreements (*2)	4,414,395	—	4,414,395	4,414,395	—	—
Domestic exchanges receivable (*2) (*5)	29,754,447	28,562,205	1,192,242	—	—	1,192,242

Total	50,346,055	28,562,205	21,783,850	19,848,043	145,561	1,790,246

	December 31, 2012
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	4,645,636	—	4,645,636
Payable spot exchange (*3)	11,823,984	—	11,823,984	15,232,940	370,047	866,633
Bonds sold under repurchase agreements (*4)	8,372,522	—	8,372,522	8,372,522	—	—
Domestic exchanges payable (*3) (*5)	28,762,889	28,562,206	200,683	59,332	—	141,351

Total	53,605,031	28,562,206	25,042,825	23,664,794	370,047	1,007,984

(*1)	Are included derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings
(*5)	Some domestic exchanges receivable and domestic exchanges payable are net amounts.

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows(Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2013	December 31, 2012
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.0	9.0
Woori Bank, Woori Investment & Securities
DKT (*6) (*8)	Manufacturing	22.2	—
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*12)	Semiconductor equipment	63.1	63.1
Woori Bank:
Korea Finance Security Co., Ltd. (*2) (*6)	Security service	15.3	15.3
Woori Service Networks Co., Ltd. (*2) (*6)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc. (*3)	Manufacturing	17.8	17.8
United PF 1st Corporate Financial Stability (*2)	Finance	18.0	18.0
Chin Hung International Inc. (*6) (*11)	Construction	26.7	27.8
Poonglim Industrial Co., Ltd. (*6)	Construction	31.6	31.6
Keojinitem Co., Ltd. (*4)	Manufacturing	23.0	—
Woori Investment & Securities:
Woori New Alpha Fund (*1)	Investments	70.0	—
Woori F&I:
Woori SB Eleventh Asset Securitization Specialty	Asset securitization	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	"	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	"	30.0	30.0
Woori Stream Fourth Asset Securitization Specialty	"	40.0	40.0
Woori EA First Asset Securitization Specialty	"	40.0	40.0
Woori EA Second Asset Securitization Specialty	"	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	"	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	"	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	"	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	"	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty	"	30.0	30.0
Woori EA Seventeenth Asset Securitization Specialty	"	45.0	45.0
WR Loan Inc.	Other financial business	49.0	49.0
KAMCO Fifth Asset Securitization Specialty	Asset securitization	24.0	24.0
KAMCO Sixth Asset Securitization Specialty	"	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	"	45.0	45.0
Woori Fine First Asset Securitization Specialty	"	45.0	45.0
Woori Fine Second Asset Securitization Specialty	"	40.0	40.0
Woori Fine Third Asset Securitization Specialty (*9)	"	45.0	—

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2013	December 31, 2012
Woori HB Third Asset Securitization Specialty	"	40.0	40.0
Woori EA Nineteenth Asset Securitization Specialty	"	40.0	40.0
Woori KA First Asset Securitization Specialty	Asset securitization	45.0	45.0
Chungdo Woori Century Security Corp., Ltd.	Other financial business	49.5	49.5
Woori Private Equity Fund:
Woori Renaissance Holdings (*1)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF(*10)	Other financial business	2.0	—
MARS Second:
Seoul Lakeside Co., Ltd. (*5) (*7)	Hotel	47.5	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members whom the Company and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively. Woori New Alpha Fund is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Absolute Partners PTE, Ltd. and Woori New Alpha Fund, by contractual commitment.
(*2)	Woori Bank, a subsidiary of the Company, can participate in decision making body and can exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships. Important transactions of Korea Finance Security Co., Ltd and Woori Service Network Co., Ltd. are mainly arranged with Group.
(*3)	Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 20.7% when exercised.
(*4)	Woori Bank acquired shares over 20% for the six months ended June 30, 2013 and earlier by using debt to equity swap. The book value of investment assets was zero when Woori bank debt-to-equity swap occurred.
(*5)	Seoul Lakeside Co., Ltd. was consolidated by using financial information based on the financial statements as of December 31, 2012. There is no significant effect due to transactions and events which has been occurred subsequent to December 31, 2012.
(*6)	DKT and Poonglim Industrial Co., Ltd. were consolidated by using financial information based on the financial statements as of March 31, 2013. There is no significant effect due to transactions and events which has been occurred subsequent to March 31, 2013. Korea Finance Security Co., Ltd., Woori Service Networks Co., Ltd. and Chin Hung International Inc. were consolidated by using financial information based on the financial statements as of May 31, 2013. There is no significant effect due to transactions and events which has been occurred subsequent to May 31, 2013.
(*7)	Seoul Lakeside Co., Ltd. didn’t applied equity method. Because it is no use financial statements within three months.
(*8)	The Group has significant influence. Because Woori Bank participate in the capital increase and include in stocks that Woori Investment &Securities hold, make shares over 20% as of June 30, 2013.
(*9)	The Group acquired additional voting power on the entity which resulted in obtaining significant influence over the entity.
(*10)	Woori PE has significant influence over policy making process including to participating in decision for dividends and etc. as a partner with unlimited liability.
(*11)	The number of shares has been reduced due to the unequal stock redemption as of June 30, 2013.
(*12)	The Group holds more than 50% of the ownership, but the actual ownership in the voting rights is 49%.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	June 30, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	609	—	—	—	(6,233)	—	116,782
Woori Blackstone Korea Opportunity First	187,542	207,036	(1,143)	—	—	—	—	—	205,893
Korea Credit Bureau	4,500	3,931	55	—	—	—	—	—	3,986
DKT	50,000	—	—	50,000	—	—	—	—	50,000
Phoenix Digital Tech Co., Ltd.	10,997	1,859	(3,667)	—	—	—	3,858	—	2,050
Korea Finance Security Co., Ltd.	758	4,244	(512)	—	—	(55)	—	—	3,677
Woori Service Networks Co., Ltd.	24	129	(21)	—	—	(7)	—	—	101
Kumho Tire Co., Inc. (*1)	113,204	156,028	15,696	—	—	—	(6,603)	(3,380)	161,741
United PF 1st Corporate financial stability	191,617	201,364	(265)	—	—	—	—	—	201,099
Chin Hung International Inc. (*1)	60,275	56,223	(9,169)	—	—	—	676	(1,085)	46,645
Poonglim Industrial Co., Ltd.	14,476	14,476	(5,567)	—	(521)	—	1	6,206	14,595
Woori New Alpha Fund (*3)	20,142	—	230	—	—	—	—	20,142	20,372
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(16)	—	—	—	—	—	771
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(22)	—	—	—	—	—	2,008
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	143	—	—	—	—	(143)	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	108	—	—	—	—	—	895
Woori EA First Asset Securitization Specialty (*2)	400	—	461	—	—	(60)	—	(401)	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(198)	—	—	—	—	198	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	(660)	—	—	—	—	660	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	18	—	—	(432)	—	—	1,910
Woori EA Ninth Asset Securitization Specialty	400	1,383	618	—	—	—	—	—	2,001
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	(334)	—	—	(1,110)	—	—	12,726
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(1,496)	—	—	—	—	—	3,406
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(2,124)	—	—	—	—	—	2,459
WR Loan Inc.	5	31	36	—	—	—	—	—	67
KAMCO Fifth Asset Securitization Specialty	8,736	16,579	(6,110)	—	—	—	—	—	10,469
KAMCO Sixth Asset Securitization Specialty	5,314	6,499	(19)	—	(3,870)	(1,364)	—	—	1,246
KAMCO Seventh Asset Securitization Specialty	390	198	(6)	—	—	—	—	—	192
Woori Fine First Asset Securitization Specialty	13,447	11,400	9,797	—	(9,900)	(10,942)	—	—	355
Woori Fine Second Asset Securitization Specialty	5,040	5,106	2,329	—	—	—	—	—	7,435
Woori Fine Third Asset Securitization Specialty	7,695	—	2	7,695	—	—	(2)	—	7,695
Woori HB Third Asset Securitization Specialty	234	233	29	—	—	—	—	—	262
Woori EA Nineteenth Asset Securitization Specialty	400	406	1,952	—	—	—	—	—	2,358
Woori KA First Asset Securitization Specialty	4,500	4,500	1,698	—	—	—	—	—	6,198
Chungdo Woori Century Security Corp.	8,187	9,199	28	—	—	—	796	—	10,023
Woori Renaissance Holdings	63,000	38,800	2,999	—	—	—	—	—	41,799
Woori Columbus First PEF	1,200	—	167	1,200	—	—	—	—	1,367
Seoul Lakeside Co., Ltd.	198,450	146,317	3,026	—	—	—	—	—	149,343

	1,112,958	1,037,930	8,672	58,895	(14,291)	(13,970)	(7,507)	22,197	1,091,926

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc. (*1)	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc. (*1)	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty (*2)	40	1,136	203	—	—	(468)	(1,077)	206	—
Woori EA First Asset Securitization Specialty (*2)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Corp.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	399	1,859
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

(*1)	The market value of Kumho Tire Co. Inc. allocated to Woori Bank per its’ ownership interests. is 247 billion Won and 293 billion Won as of June 30, 2013 and December 31, 2012, respectively. The market value of Chin Hung International Inc. allocated to Woori Bank per its’ownership interest is 63 billion Won and 81 billion Won as of June 30, 2013 and December 31, 2012.
(*2)	Valuation of the investments in associates which accounted for using the equity method account is discontinued since the associates has recorded accumulated deficits in equity. Therefore, the amount of accumulated deficits is deducted from loans which are related to respective associates.
(*3)	The entity has been reclassified from AFS financial assets to of investments in jointly controlled entities and associates accounted for using the equity method for the six months ended June 30, 2013.

(3)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	4,185,681	4,017,246	321,574	1,182
Woori Blackstone Korea Opportunity First	460,787	1,202	174	(2,539)
Korea Credit Bureau	52,743	9,872	20,810	1,278
DKT	509,960	373,670	52,847	(6,066)
Phoenix Digital Tech Co., Ltd.	31,371	26,530	16,927	769
Korea Finance Security Co., Ltd.	26,955	2,959	20,353	2,225
Woori Service Networks Co., Ltd.	3,720	1,672	6,296	360
Kumho Tire Co., Inc.	4,804,777	3,803,652	1,867,480	74,975
United PF 1st Corporate Financial Stability	1,148,766	14,676	64,152	(1,291)
Chin Hung International Inc.	541,774	446,717	143,047	(10,366)
Poonglim Industrial Co., Ltd.	551,492	633,730	57,967	(3,817)
Woori New Alpha Fund	30,287	200	507	322
Woori SB Eleventh Asset Securitization Specialty	5,030	10	4	(54)
Woori SB Twelfth Asset Securitization Specialty	1,722	9	5	(37)
Woori BC Pegasus Asset Securitization Specialty	28,076	42,487	1,443	476
Woori Stream Fourth Asset Securitization Specialty	2,245	7	317	271
Woori EA First Asset Securitization Specialty	9,197	14,527	4,091	1,154
Woori EA Second Asset Securitization Specialty	6,076	7,730	117	(495)
Woori EA Sixth Asset Securitization Specialty	13,976	16,336	787	(1,650)
Woori EA Seventh Asset Securitization Specialty	5,710	1,315	36	190

	June 30, 2013
	Assets	Liabilities	Operating revenue	Net income
Woori EA Ninth Asset Securitization Specialty	12,168	7,169	2,248	1,544
Woori EA Eleventh Asset Securitization Specialty	43,658	15,380	1,713	(742)
Woori EA Sixteenth Asset Securitization Specialty	66,183	54,833	5,321	(4,987)
Woori EA Seventeenth Asset Securitization Specialty	53,820	48,354	2,788	(4,719)
WR Loan Inc.	1,054	919	172	73
KAMCO Fifth Asset Securitization Specialty	64,112	42,720	391	(12,470)
KAMCO Sixth Asset Securitization Specialty	2,788	9	29	(42)
KAMCO Seventh Asset Securitization Specialty	439	3	12	(14)
Woori Fine First Asset Securitization Specialty	1,304	504	21,946	21,770
Woori Fine Second Asset Securitization Specialty	56,943	40,420	8,997	5,176
Woori Fine Third Asset Securitization Specialty	46,333	29,233	18	4
Woori HB Third Asset Securitization Specialty	4,566	3,910	599	74
Woori EA Nineteenth Asset Securitization Specialty	68,405	62,510	9,695	4,880
Woori KA First Asset Securitization Specialty	70,327	56,556	7,740	3,774
Chungdo Woori Century Security Corp.	24,493	4,250	1,443	57
Woori Renaissance Holdings	104,590	33,788	5,204	5,809
Woori Columbus First PEF	70,066	579	9,132	8,543
Seoul Lakeside Co., Ltd.	230,753	255,138	48,997	6,371

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Corp.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

(4)	Excluded entity from associates although its percentage of ownership is higher than 20% as of June 30, 2013, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,187,282,362	34.6%

(*)	The entity is excluded from the associates because the Group has substantially no significant influence over the investee company regardless of the Group’s ownership percentage on common share over 20%.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Acquisition cost	496,899	512,528
Accumulated depreciation	(23,108)	(20,843)

Net carrying value	473,791	491,685

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	491,685	498,999
Acquisition	219	657
Capital expenditure	—	2,067
Disposition	(6,215)	—
Depreciation	(2,623)	(5,286)
Impairment loss (reversal)	(117)	79
Transfer	(5,426)	(4,766)
Classified to assets held for sale	(3,594)	—
Foreign currencies translation adjustments	60	(65)
Others	(198)	—

Ending balance	473,791	491,685

(3)	Fair value of investment properties is 486,389 million Won and 551,706 million Won as of June 30, 2013 and December 31, 2012, respectively.

(4)	Rental fees earned from investment properties are 4,835 million Won and 5,391 million Won as of June 30, 2013 and 2012, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,833,914	1,060,767	1,405,026	388,312	1,086	20	4,689,125
Accumulated depreciation	—	(107,794)	(1,075,026)	(314,711)	—	(15)	(1,497,546)

Net carrying value	1,833,914	952,973	330,000	73,601	1,086	5	3,191,579

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	5,438	19,591	51,540	14,989	3,987	—	95,545
Disposition or transfer	(892)	(1,768)	(752)	(1,030)	(7,318)	—	(11,760)
Depreciation	—	(16,084)	(63,297)	(19,350)	—	—	(98,731)
Classified to assets held for sale	(888)	(1,654)	—	—	—	—	(2,542)
Foreign currencies translation adjustment	84	120	1,142	1,029	41	—	2,416
Others	3,146	7,665	1,063	9,234	—	—	21,108

Ending balance	1,833,914	952,973	330,000	73,601	1,086	5	3,191,579

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposition or transfer	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	169,882	14,926	158,874	446	241,092	410,081	76,854	1,072,155
Accumulated depreciation	—	(5,755)	(110,842)	(247)	(154,351)	(315,267)	—	(586,462)
Accumulated impairment losses	(44,148)	(5,309)	—	—	—	—	(8,810)	(58,267)

Net carrying value	125,734	3,862	48,032	199	86,741	94,814	68,044	427,426

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated depreciation	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment losses	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	10,933	30	22,928	8,179	7,517	49,587
Disposition	—	—	(1)	—	—	—	(457)	(458)
Amortization	—	(470)	(8,153)	(23)	(13,558)	(27,027)	—	(49,231)
Impairment loss	(6,045)	—	—	—	—	—	(531)	(6,576)
Foreign currencies translation adjustment	—	11	3	—	3	254	206	477
Others	—	—	10	8	(1)	(499)	702	220

Ending balance	125,734	3,862	48,032	199	86,741	94,814	68,044	427,426

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposition	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Investment properties	111,358	82,109
Premises and equipment	2,542	1,238

Total	113,900	83,347

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2013
		Collateral given to	Amount	Reason for collateral
Due from banks		ING BANK and others	27,200	Margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	11,773,959	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	380,785	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	1,725,920	Intraday overdrawn account and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,328,285	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	4,128,656	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	80,012	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	91,656	Leasehold rights and others

		Total	19,536,473

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	423,536	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Communications and others	1,528,889	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

(*)	Debt securities sold under the agreements that the seller repurchases at the agreed price or the sales price plus additional amounts at specified rate. These debt securities are not derecognized from the consolidated statements of financial position of the Group. The buyers of these debt securities has right to sell and pledge without constraints. As these debt securities are not derecognized, the related transferred amounts are recorded as liabilities, which are debt securities sold under repurchase agreement.

(2)	As of June 30, 2013 and December 31, 2012, the carrying amounts of buildings acquired through foreclosure are 241 million Won and 588 million Won, respectively.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		June 30, 2013	December 31, 2012	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	69,799	109,921	Korea Securities Depository and others
	Korean treasury and government agencies securities	24,601	28,646	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	740,679	20,413	Korea Securities Depository and others
	Financial institutions debt securities	49,710	—	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	—	10,988	Korea Securities Depository

	Total	884,789	169,968

Loaned securities are loans of specific securities to borrowers who agree to return a like quantity of the same security. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults as of June 30, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Fair values of collaterals	Fair values of collaterals held were disposed and re-subjected to lien
Securities	5,683,577	112,605

	December 31, 2012
	Fair values of collaterals	Fair values of collaterals held were disposed and re-subjected to lien
Securities	4,312,075	120,287

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Prepaid expenses	246,868	224,574
Advance payments	71,189	67,854
Leased assets	67	146
Non-operative assets	241	588
Others	124,297	121,684

Total	442,662	414,846

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Deposits due to Customers:
Gold banking liabilities	8,032	5,583
Borrowings:
Warrants in short position	1,020	5,327
Securities in short position	957,223	789,090

Sub-total	958,243	794,417

Derivative liabilities:
Interest rate derivatives	1,503,999	1,894,530
Currency derivatives	1,125,782	1,401,426
Equity derivatives	716,430	409,535
Credit derivatives	14,665	16,639
Commodity derivatives	166,151	15,186
Sub-total	3,527,027	3,737,316

Total	4,493,302	4,537,316

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Borrowings:
Equity linked securities in short position	6,513,554	6,067,539
Equity linked securities index in short position	73,021	65,456

Sub-total	6,586,575	6,132,995

Debentures:
Debentures in local currency	223,300	227,920
Debentures in foreign currencies	94,435	87,534

Sub-total	317,735	315,454

Total	6,904,310	6,448,449

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2012
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,904,310	6,448,449
Credit risk adjustments	1,724	(29,555)
Accumulated changes in credit risk adjustments	7,051	5,327

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(4)	Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Carrying value	6,904,310	6,448,449
Nominal value at maturity	7,232,355	6,227,993

	(328,045)	220,456

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Deposits in local currency
Demand deposits	13,439,451	14,038,777
Time deposits	175,759,640	168,977,771
Mutual installments	70,384	80,106
Deposits on notes payables	441,524	3,446,887
Deposits on CMA	337,779	1,855,321
Certificate of deposits	2,730,959	1,907,353
Other deposits	2,691,469	2,494,477

Sub-total	195,471,206	192,800,692

Deposits in foreign currencies	11,215,578	11,430,372
Present value discount	(32,452)	(21,484)

Total	206,654,332	204,209,580

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Individual	73,293,463	70,614,046
Corporation	59,891,074	59,900,512
Banks	19,214,518	24,224,499
Government agencies	18,074,180	14,867,219
Other financial institutions	13,287,464	11,030,406
Government	5,555,658	6,686,377
Non-profit corporation	7,375,755	6,658,688
Educational organization	3,498,937	3,403,915
Foreign corporations	1,418,787	1,533,983
Others	5,076,948	5,311,419
Present value discount	(32,452)	(21,484)

Total	206,654,332	204,209,580

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	0.7	1,023,800
Borrowings from government funds	Small and Medium Business Corporation and others	1.7	1,975,991
Others	Seoul Metropolitan Government and others	2.9	8,086,833

Sub-total			11,086,624

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	0.7	10,804,531
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG and others	0.2	28,743

Sub-total			10,833,274

Bills sold	Others	1.7	172,763
Call money	Banks	2.4	1,267,551
Bonds sold under repurchase agreements	Others		9,100,414
Present value discount			(4,464)

Total			32,456,162

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small and medium Business Corporation and others	1.8	2,045,373
Others	Seoul Metropolitan Government and others	3.2	7,581,386

Sub-total			10,584,737

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.2	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,479,716

(2)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Banks	Non-banks	Total
Borrowings in local currency	1,915,631	9,170,993	11,086,624
Borrowings in foreign currencies	6,358,896	4,474,378	10,833,274
Call money	388,951	878,600	1,267,551
Bonds sold under repurchase agreements	319,500	8,780,914	9,100,414

Total	8,982,978	23,304,885	32,287,863

	December 31, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,836,673	8,748,064	10,584,737
Borrowings in foreign currencies	5,010,277	3,606,992	8,617,269
Call money	923,516	4,860,100	5,783,616
Bonds sold under repurchase agreements	90,000	8,282,522	8,372,522

Total	7,860,466	25,497,678	33,358,144

(3)	Debentures are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8~10.5	19,895,813	1.3~10.5	19,524,504
Subordinated bonds	3.4~10.3	8,521,973	3.4~10.3	8,332,491
Other bonds		113,721		152,208

Sub-total		28,531,507		28,009,203

Discounts on bond		(84,304)		(49,234)

Total		28,447,203		27,959,969

22. Provisions

(1)	Provision is as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Asset retirement obligation	31,963	22,024
Provision for guarantee (*1)	477,441	421,520
Provision for loan commitments	142,479	158,395
Provision for credit card points	7,178	7,181
Other provisions (*2)	294,354	254,538

Total	953,415	863,658

(*1)	Provision for guarantee includes provision for financial guarantee of 139,021 million Won and 105,842 million Won as of June 30, 2013 and December 31, 2012, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Provision for guarantees	Provision for unused commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	61,818	2,995	8,033	43,161	116,007
Provisions used	(4,649)	142	(8,003)	2,842	(9,668)
Reversal of unused amount	(1,248)	(19,053)	(33)	(6,187)	(26,521)

Ending balance	477,441	142,479	7,178	294,354	921,452

	For the year ended December 31, 2012
	Provision for guarantees	Provision for unused commitments	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	22,024	20,662
Provisions provided	1,808	5,121
Provisions used	(1,126)	(1,421)
Depreciation	252	515
Reversal of unused amount	(936)	(4,433)
Decrease in restoration costs	9,941	1,580

Ending balance	31,963	22,024

23. Net Defined Benefit Liability

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments which cause it exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds will result in increase in defined benefit liability although the value of some debt securities that its’ defined benefit plan owns would be increased.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, plan assets are less influenced since plan assets compose of mainly debt securities with fixed rates and equity instruments.

(1)	Net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Defined benefit liability	615,454	562,285
Fair value of plan assets	(454,812)	(395,989)

Net defined benefit liability	160,642	166,296

(2)	Changes in carrying value of defined benefit liability are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	562,285	365,714
Current service cost	79,463	137,536
Interest cost	10,507	16,534
Remeasurements	(13,599)	66,415
Foreign currencies translation adjustments	(33)	2
Retirement benefit paid	(22,861)	(23,445)
Past service cost	—	232
Curtailment or settlement	(873)	(2,208)
Others	565	1,505

Ending balance	615,454	562,285

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	395,989	246,010
Interest income	9,473	15,709
Remeasurements	(975)	(2,316)
Employer’s contributions	70,739	152,090
Retirement benefit paid	(19,379)	(13,144)
Curtailment or settlement	(582)	(2,055)
Others	(453)	(305)

Ending balance	454,812	395,989

(4)	Plan assets consist of mainly deposits which accounts for 96.48% and 89.76% of plan asset as of June 30, 2013 and December 31, 2012, respectively. Among plan asset, realized return on plan assets are 8,498 million Won and 13,393 million Won for the six months ended June 30, 2013 and for the year ended December 31, 2012, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Current service cost	79,463	137,536
Net interest expense	1,034	825
Past service cost	—	232
Loss on the curtailment or settlement	(291)	(42)
Cost recognized in net income	80,206	138,551
Remeasurements	(12,624)	68,731

Cost recognized in total comprehensive income	67,582	207,282

Retirement benefit service costs about defined contribution plans are recognized 2,912 million Won and 5,075 million Won for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

(6)	Actuarial assumptions used in defined benefit liability assessment are as follows:

	June 30, 2013	December 31, 2012
Discount rate	4.04%	3.82%
Inflation rate	2.35%	2.35%
Future wage growth rate	5.66%	5.66%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity of actuarial assumptions used in assessment of defined benefit liability is as follows (Unit: Korean Won in millions):

		June 30, 2013
Discount rate	Increase by 1% point	557,748
	Decrease by 1% point	677,248
Future wage growth rate	Increase by 1% point	681,461
	Decrease by 1% point	562,378

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Other financial liabilities:
Payables	17,040,081	14,169,822
Accrued expenses	3,028,443	3,330,303
Borrowings from trust accounts	5,001,618	3,606,103
Refundable lease deposits	180,576	187,534
Agency business revenue	286,571	454,595
Foreign exchange payables	625,897	877,448
Domestic exchange payables	3,988,017	313,426
Miscellaneous liabilities	1,779,140	2,605,179

Sub-total	31,930,343	25,544,410

Other liabilities:
Deferred Income	205,553	202,402
Other miscellaneous liabilities	264,160	305,669

Sub-total	469,713	508,071

Total	32,400,056	26,052,481

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value Hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	184,842,850	212,670	—	—	1,425,291	548	18,694	—	1,484,510
Interest rate futures	966,163	—	—	—	2,842	—	—	—	—
Long interest rate options	1,366,142	—	—	—	21,405	—	—	—	—
Short interest rate options	2,717,341	—	—	—	—	—	—	—	19,489
Currency:
Currency forwards	51,364,956	—	—	1,085	646,072	1,117	—	7,398	530,751
Currency swaps	22,092,264	—	—	—	408,558	—	—	—	581,155
Currency futures	2,912,235	—	—	—	—	—	—	—	—
Long currency option	1,311,281	—	—	—	136,508	—	—	—	—
Short currency option	1,180,726	—	—	—	—	—	—	—	13,876
Stock Index:
Stock index futures	311,609	—	—	—	—	—	—	—	—
Long index stocks	3,249,134	12,337	—	—	108,031	—	—	—	—
Short index stocks	8,120,986	—	—	—	—	—	—	—	506,302
Stock index swaps	3,137,216	—	—	—	89,417	—	—	—	201,128
Others:
Long option	79,161	—	—	—	368	—	—	—	—
Short option	56,948	—	—	—	—	—	—	—	66
Other forwards	17,337	—	—	—	440	—	—	—	676
Other swaps	3,858,568	—	—	—	36,880	—	—	—	178,002
Other futures	14,410	—	—	—	3,069	—	—	—	2,072

Total	287,599,327	225,007	—	1,085	2,878,881	1,665	18,694	7,398	3,527,027

	December 31, 2012
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	189,903,231	267,470	—	—	1,794,918	6,158	22,196	—	1,873,294
Interest rate futures	3,192,473	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,236
Currency:
Currency forwards	49,137,708	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	22,738,845	—	—	—	856,996	—	—	—	863,105
Currency futures	2,777,536	—	—	—	—	—	—	—	—
Long currency option	1,227,505	—	—	—	171,885	—	—	—	—
Short currency option	1,187,206	—	—	—	—	—	—	—	20,095
Stock Index:
Stock index futures	303,072	—	—	—	—	—	—	—	—
Long index stock	2,005,228	—	—	—	128,690	—	—	—	—
Short index stock	3,904,475	—	—	—	—	9,340	—	—	317,822
Stock index swaps	3,939,634	—	—	—	180,391	—	—	—	91,713
Others:
Long option	197,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,897	—	—	—	139	—	—	—	285
Other swaps	3,249,528	—	—	—	40,715	—	—	—	28,988
Other futures	9,076	—	—	—	1,264	—	—	—	478

Total	287,255,943	267,502	—	13,567	3,740,313	15,498	22,196	306	3,737,316

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Gains or losses from hedged items	43,818	(1,345)
Gains or losses from hedging instruments(*)	(31,352)	32

(*)	The ineffectiveness recognized in profit or loss that arises from hedges of net investments in foreign operations are 2,500 million Won and 376 million Won for the six months ended June 30, 2013 and 2012, respectively and the ineffectiveness recognized in profit or loss that arises from cash flow hedges are 147 million Won for the six months ended June 30, 2012.

26. Day 1 Profit or Loss

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	65,267	54,732
New transactions
Financial assets at FVTPL	(5,288)	(65,510)
Financial liabilities at FVTPL	75,873	114,917

Sub-total	70,585	49,407

Amounts recognized in profits or losses
Financial assets at FVTPL	3,871	11,012
Financial liabilities at FVTPL	(36,296)	(49,884)

Sub-total	(32,425)	(38,872)

Ending balance	103,427	65,267

Although no observable inputs were available in market to measure fair value of financial instruments, valuation techniques were utilized to fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value measured through valuation techniques. The table above shows the differences yet to be recognized as profits or losses.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	June 30, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	63,465	65,019

Total	172,490	174,044

28. Hybrid Securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2013	December 31, 2012
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	190,000
Issuance cost				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, and then, the Company is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Other equity is as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Other comprehensive income:
Gain on available-for-sale financial assets	273,833	313,180
Share of other comprehensive gain on jointly controlled entities and associates	3,089	12,128
Loss on foreign currency translation for foreign operations	(20,778)	(84,577)
Remeasurement elements of net defined benefit liability	(68,276)	(75,323)
Gain on cash flow hedges	4,956	8,693

Sub-total	193,824	174,101

Treasury shares (*)	(14)	(14)
Other capital adjustments	(60,994)	(62,074)

Total	132,816	112,013

(*)	As of June 30, 2013 and December 31, 2012, the Group holds 2,000 shares (14 million Won) of its treasury shares, respectively, through acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	313,180	(24,267)	(4,754)	(10,326)	273,833
Share of other comprehensive gain (loss) of jointly controlled entities and associates	12,128	(5,208)	—	(3,831)	3,089
Gain (loss) on foreign currency translation for foreign operations	(84,577)	81,507	—	(17,708)	(20,778)
Remeasurement elements of net defined benefit liability	(75,323)	11,100	—	(3,053)	(67,276)
Gain (loss) on cash flow hedges	8,693	(2,451)	811	(2,097)	4,956

Total	174,101	60,681	(3,943)	(37,015)	193,824

	For the year ended December 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	647,364	89,442	(538,339)	114,713	313,180
Share of other comprehensive gain (loss) of jointly controlled entities and associates	4,940	10,094	—	(2,906)	12,128
Gain (loss) on foreign currency translation for foreign operations	(2,772)	(107,113)	—	25,308	(84,577)
Remeasurement elements of net defined benefit liability	(23,229)	(68,779)	—	16,685	(75,323)
Gain (loss) on cash flow hedges	4,336	3,477	252	628	8,693

Total	630,639	(72,879)	(538,087)	154,428	174,101

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Legal reserves	1,075,539	1,035,849
Voluntary reserves	8,656,858	8,528,008
Retained earnings carried forward	4,291,073	4,317,521

Total	14,023,470	13,881,378

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	13,881,378	12,447,155
Net income	358,346	1,633,341
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(14,653)	(27,336)
Others	(98)	(279)

Ending balance	14,023,470	13,881,378

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated allowance for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Controlling interests	1,768,500	1,640,104
Non-controlling interests	30,297	45,519

	1,798,797	1,685,623

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Planned regulatory reserve for credit loss	189,490	128,396	(46,987)	57,104
Net income after the planned reserve provided	(41,267)	229,950	351,827	910,798

Earnings per share after the planned reserve provided (*)	(60)	267	427	1,114

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group declared and paid 201,503 million Won (250 Won per share) as the dividend for fiscal year 2012 and 2013, respectively.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	44,662	86,715	46,669	80,081
Financial institutions	38,271	78,224	51,752	105,335
Corporates	40,265	83,066	38,507	83,575
CP	7,837	22,240	28,090	51,860
Interest of other FVTPL financial assets	11,569	27,524	26,333	56,491

Sub-total	142,604	297,769	191,351	377,342

AFS financial assets:
Debt securities
Korean treasury and government agencies	33,697	65,030	36,712	73,772
Financial institutions	49,333	95,504	54,545	106,290
Corporates	39,013	77,253	52,249	89,673
Asset-backed securities	633	659	379	635
Foreign currency bonds	908	2,830	1,690	3,085
Interest of other AFS financial assets	845	2,036	1,831	3,456

Sub-total	124,429	243,312	147,406	276,911

HTM financial assets:
Debt securities
Korean treasury and government agencies	76,371	158,195	88,410	172,673
Financial institutions	19,979	47,499	40,507	92,191
Corporates	67,564	140,359	80,638	158,446
Foreign currency bonds	476	1,080	923	2,040

Sub-total	164,390	347,133	210,478	425,350

Loans and receivables:
Interest on due from banks	71,989	137,398	60,598	116,054
Interest on loans	2,692,645	5,399,860	3,002,016	6,044,134
Interest of other receivables	17,964	38,361	27,088	53,551

Sub-total	2,782,598	5,575,619	3,089,702	6,213,739

Total	3,214,021	6,463,833	3,638,937	7,293,342

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	1,126,972	2,316,465	1,393,301	2,777,970
Interest on borrowings	173,221	345,588	197,770	403,780
Interest on debentures	322,407	649,835	357,615	719,429
Other interest expense	39,080	78,496	32,032	67,083

Total	1,661,680	3,390,384	1,980,718	3,968,262

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Banking fees:
Banking fees (*)	199,402	405,065	216,514	420,863
Guarantee fees	23,631	48,815	28,415	54,150
Fees from project financing	3,804	9,878	5,289	13,458

Sub-total	226,837	463,758	250,218	488,471

Other fees:
Credit card fees	192,945	368,623	197,645	411,187
CMA management fees	199	789	1,210	2,612
Lease	2,437	5,205	3,265	6,844
Brokerage fees	116,826	229,705	109,629	252,826
Others	29,201	60,027	28,068	56,117

Sub-total	341,608	664,349	339,817	729,586

Total	568,445	1,128,107	590,035	1,218,057

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commission expense incurred are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees paid	42,770	78,576	25,440	53,891
Credit card commission	147,790	290,503	111,953	218,238
Brokerage commission	16,469	32,612	17,415	35,050
Others	3,416	8,642	4,997	6,841

Total	210,445	410,333	159,805	314,020

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend from financial assets at FVTPL	6,823	22,271	7,493	22,588
Dividend from AFS financial assets	27,144	60,588	31,436	87,286

Total	33,967	82,859	38,929	109,874

36. Gains (Losses) on Financial Assets at FVTPL

(1)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on valuation and disposal of securities:
Losses on redemption of securities	(3,169)	(7,950)	(363)	(3,112)
Gains (losses) on transaction of securities	(57,464)	(33,149)	4,314	65,876
Gains (losses) on valuation of securities	(126,873)	(77,646)	29,731	27,358

Sub-total	(187,506)	(118,745)	33,682	90,122

Gains (losses) on derivatives:
Gains (losses) on transaction of derivatives
Interest rate derivatives	(5,580)	(27,697)	(25,089)	(8,225)
Currency derivatives	177,772	277,510	44,281	38,061
Equity derivatives	(8,049)	95,561	(10,707)	(14,418)
Other derivatives	7,989	13,559	2,776	1,200

Sub-total	172,132	358,933	11,261	16,618

Gains (losses) on valuation of derivatives
Interest rate derivatives	42,783	31,427	(2,775)	(21,317)
Currency derivatives	(51,738)	(92,140)	(41,772)	(40,446)
Equity derivatives	(170,446)	(238,427)	(19,285)	160,814
Other derivatives	(154,562)	(153,126)	(6,213)	9,636

Sub-total	(333,963)	(452,266)	(70,045)	108,687

Total	(349,337)	(212,078)	(25,102)	215,427

(2)	Gains (losses) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on redemption of securities	(528)	28,749	1,971	6,176
Gains on transaction of securities	—	249	—	—
Gains (losses) on valuation of securities	(66,644)	(67,163)	(6,618)	31,539
Losses on transaction of other financial assets designated at FVTPL	(28,651)	(193,901)	(29,307)	(104,127)
Gains (losses) on valuation of other financial assets designated at FVTPL	472,497	512,773	60,672	(176,661)

Total	376,674	280,707	26,718	(243,073)

37.	Gains (Losses) on AFS Financial Assets

Gains (losses) on AFS financial assets recognized in statements of comprehensive income are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on redemption of securities	791	741	46	90
Gains on transaction of securities	52,831	82,263	296,166	583,143
Impairment losses on securities	(33,464)	(74,567)	(28,219)	(37,776)

Total	20,158	8,437	267,993	545,457

38. Impairment Losses on Credit Loss

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Provision for credit loss	602,033	1,108,083	727,905	1,145,462
Reversal of provision for credit loss	(21,339)	(29,229)	(27,458)	(40,454)

Sub-total	580,694	1,078,854	700,447	1,105,008

Provision for guarantee	5,952	61,818	214,756	243,073
Reversal of provision for guarantee	10,060	(1,248)	(2,730)	(8,083)

Sub-total	16,012	60,570	212,026	234,990

Provision for loan commitment	(7,787)	2,995	13,729	20,484
Reversal of provision for loan commitment	(18,162)	(19,053)	(1,113)	(1,826)

Sub-total	(25,949)	(16,058)	12,616	18,658

Total	570,757	1,123,366	925,089	1,358,656

39. Other Net Operating Incomes (Expenses)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transaction of FX	595,881	1,166,449	200,215	1,323,370
Gains on translation of FX	13,733	44,235	4,307	7,958
Gains on transactions of loans and receivables	47,704	84,906	32,828	38,386
Gains on transactions of derivatives	140	3,614	380	381
Gains on valuations of derivatives	4,332	22,904	46,560	50,299
Gains on fair value hedged items	44,991	65,895	7,622	28,271
Reversal of other provisions	6,282	7,156	71,069	74,414
Others	118,697	223,656	121	7,776

Total	831,760	1,618,815	363,102	1,530,855

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Administrative expenses	1,027,417	1,999,982	1,005,002	1,910,462
Losses on transaction of FX	693,337	1,322,504	185,981	1,241,586
Losses on translation of FX	2,177	2,804	7,725	13,762
KDIC deposit insurance fees	71,591	139,348	65,713	129,954
Contribution to miscellaneous funds	102,848	201,251	94,593	187,584
Losses on transactions of loans and receivables	6,713	6,786	1,535	7,345
Losses on transactions of derivatives	2,475	4,305	23,050	23,228
Losses on valuations of derivatives	40,583	53,565	3,927	27,420
Losses on fair value hedged items	4,622	22,077	25,634	29,616
Other provision	9,612	51,204	6,207	52,285
Others	121	7,327	9,178	10,511

Total	1,961,496	3,811,153	1,428,545	3,633,753

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2013		2012
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Employee benefits	Short term employee benefits	Salaries	423,797	847,613	394,896	782,435
		Others	126,621	247,900	126,652	243,400
	Retirement benefit service costs		41,340	83,118	35,550	71,410
	Termination payment		54,310	55,332	57,224	57,224

	Sub-Total		646,068	1,233,963	614,322	1,154,469

Depreciation and amortization			71,304	147,962	70,447	142,420
Other administrative expenses	Rent		66,119	134,801	62,088	124,466
	Taxes and dues		42,769	84,867	38,448	84,147
	Service charges		58,141	112,921	60,008	110,575
	IT expenses		32,199	61,867	32,312	53,640
	Telephone and communication expenses		19,919	38,931	20,052	37,590
	Operating promotion expenses		14,737	31,433	18,240	35,996
	Advertising		19,120	39,472	33,559	53,659
	Printing		3,645	6,885	4,015	7,693
	Traveling expenses		3,547	6,640	4,366	8,603
	Supplies		3,181	5,939	3,045	5,957
	Insurance premium		1,731	3,302	1,885	3,864
	Others		44,937	90,999	42,215	87,383

	Sub-total		310,045	618,057	320,233	613,573

	Total		1,027,417	1,999,982	1,005,002	1,910,462

40. Other Non-Operating Income (Expense)

(1)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	1,951	6,374	3,094	6,549
Gains on disposal of investment in jointly controlled entities and associates	6,206	6,206	21,631	24,702
Gains on disposal of premises and equipment and other assets	1,099	2,731	942	1,389
Reversal of impairment loss of premises and equipment and other assets	962	1,033	—	139
Others	44,573	70,267	28,594	44,650

Total	54,791	86,611	54,261	77,429

(2)	Other non-operating expense recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Expenses on investment properties	1,719	3,426	1,988	3,913
Losses on disposal of investment in jointly controlled entities and associates	3,379	4,944	—	18,079
Losses on disposal of premises and equipment and other assets	1,852	2,260	616	1,666
Impairment losses of premises and equipment and other assets	8,767	12,563	1,434	7,579
Donation	8,027	27,593	23,660	55,256
Others	13,662	23,838	9,118	17,007

Total	37,406	74,624	36,816	103,500

41. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Current tax expense
Current tax expense in respect of the current year	178,165	310,761
Adjustments recognized in the current period in relation to the current tax of prior periods	(7,831)	(1,170)

Sub-total	170,334	309,591

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	78,395	(100,848)
Deferred tax reclassified from other comprehensive income to net income	(37,015)	108,611

Sub-total	41,380	7,763

Income tax expense	211,714	317,354

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Net income before income tax expense	656,103	1,410,944
Tax calculated at statutory tax rate (*1)	158,315	340,986
Adjustments
Effect of income that is exempt from taxation	(36,760)	(47,613)
Effect of expense that is not deductible in determining taxable profit	21,181	24,732
Recognition effect of temporary differences in investments in subsidiaries and associates and loss carry-forwards were not recognized for prior periods	66,688	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(7,831)	(1,170)
Others	10,121	419

Income tax expense	211,714	317,354

Effective tax rate	32.27%	22.49%

(*1)	The income tax rate for 200 million Won and below is 11%; Over 200 million Won up to 20 billion Won is 22%; for over 20 billion Won is 24.2%.

(3)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Current tax assets	65,051	38,667
Current tax liabilities	70,014	178,791

(4)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Deferred tax assets	173,252	155,439
Deferred tax liabilities	230,690	134,482

Net deferred tax assets	(57,438)	20,957

42. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	148,223	358,346	304,840	967,902
Dividends to hybrid securities	(7,356)	(14,653)	(7,327)	(12,592)
Net income attributable to common shareholders	140,867	343,693	297,513	955,310
Weighted average number of common shares outstanding	806,013,340 shares	806,013,340 shares	806,013,341 shares	806,013,341 shares
Basic EPS	175	426	369	1,185

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2013 and 2012, respectively.

43. Contingent Liabilities and Commitments

(1)	Guarantees (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Confirmed guarantees
Guarantee for loans	187,107	172,177
Acceptances	624,847	622,106
Letters of guarantees	165,457	124,531
Other confirmed guarantees	9,503,493	8,851,336

Total	10,480,904	9,770,150

Unconfirmed guarantees
Local letter of credit	832,091	852,840
Letter of credit	5,921,046	5,795,397
Other unconfirmed guarantees	2,189,017	2,368,781

Total	8,942,154	9,017,018

CP purchase commitments and others	5,291,620	4,948,243

(2)	Loan commitments and others (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Loan commitments	93,376,537	91,362,821
Other commitments	2,552,566	6,666,254

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	326 cases	546 cases	433 cases	504 cases
Amount of litigation	1,563,912	989,973	1,524,989	1,003,880
Allowance for litigations		272,901	—	243,745

44. Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
	Local currency	Foreign currency	Local currency	Foreign currency
One year or less	20	—	66	—

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
1 year or less	302,956	309,380
1—2 years	212,623	227,324
2—3 years	124,031	128,413
3—4 years	22,848	21,090
More than 5 years	3,223	1,794

Gross investment in lease	665,681	688,001
Unrealized interest revenue	(66,598)	(68,789)

Net investment in lease	599,083	619,212
Receivables of cancellable lease	3,463	3,851
Costs of finance lease	18,183	16,666

Receivables of finance lease	620,729	639,729
Allowance for credit losses	(4,169)	(2,971)

Total	616,560	636,758

(3)	Finance lease liabilities

Present value of minimum lease payments under finance lease agreements are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
1 year or less	25,120	25,333
1—5 years	39,774	42,540

Sub—total	64,894	67,873
Present value discount	(3,775)	(4,475)

Present value	61,119	63,398

45. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity	Jointly controlled entities and associates
Korea Deposit Insurance Corporation

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings,

Woori New Alpha Fund

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Phoenix Digital Tech Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Chungdo Woori Century Security Corp.,

United PF 1st Corporate Financial Stability,

ChinHung International, Inc.,

Poonglim Co., Ltd.,

Keojin Item Co., Ltd.,

WR Loan Co., LLC,

Woori Columbus 1st Private Equity Fund,

DKT Co., Ltd.,

Woori EA 16 th Asset Securitization Specialty and 20 SPCs.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Government related entity
Loans and receivables	—	133,853
Other financial assets	1,407,831	1,058,731
Other assets	573	960
Deposits due to customers	255,389	590,061
Provision	—	377
Other financial liabilities	1,393	3,456
Other liabilities	633	1,783
Jointly controlled entities
AFS financial assets	—	11
Loans and receivables	8,850	8,571
Allowance for credit loss	(147)	(149)
Other assets	261	295
Deposits due to customers	2,734	1,079
Other financial liabilities	215	280
Other liabilities	234	234
Associates
AFS financial assets	52,142	148,373
Loans and receivables	687,970	827,730
Allowance for credit loss	(76,206)	(67,256)
Other assets	23,491	649
Deposits due to customers	88,758	91,047
Provision	—	141
Other financial liabilities	767	548
Other liabilities	11	—

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Government related entity
Interest income	19,778	22,395
Interest expense	6,877	1,973
Other operating expense	—	942
Jointly controlled entities
Interest income	—	424
Fees income	1,530	9,762
Other operating income	1,804	2,359
Reversal of provision for credit loss	5	—
Interest expense	17	3
Other operating expense	75	137
Associates
Interest income	9,044	8,327
Fees income	7,060	2,829
Other operating income	13,916	71,345
Interest expense	730	814
Bad debt expenses	9,245	—
Other operating expense	244	2,032

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
KDIC	2,200,000	2,200,000	Loan commitment
Kumho Tires Co., Inc.	76	204	Endorsed notes
"	17,475	18,967	Commitments on loss sharing
"	12,157	13,922	Letter of credit
"	80,149	71,890	Loan commitment
"	12,608	2,777	Foreign currency loan commitment
Phoenix Digital Tech Co., Ltd.	3,170	4,994	Loan commitment
Chin Hung International Inc.	—	85	Letter of credit
"	—	40,825	Loan commitment
"	3,520	—	Foreign currency loan commitment

(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Short term benefits	13,856	16,417
Severance payments	1,317	1,202

46. Trust Accounts

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		2013		2012
	June 30, 2013	December 31, 2012	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Trust accounts	52,767,779	47,683,447	464,955	851,170	318,904	714,669

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Receivables
Trust fees receivables	31,475	25,840

Payables
Borrowings from trust accounts	4,269,288	3,108,191
Accrued interest expenses on borrowings from trust accounts	412	8,881

Total	4,269,700	3,117,072

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	13,235	26,343	15,321	28,746
Intermediate termination fees	—	—	3	9

Total	13,235	26,343	15,324	28,755

Expense
Interest expenses on borrowings from trust accounts	25,338	50,242	19,669	42,950

(3)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Principal guaranteed trusts
Old-age pension trusts	7,307	7,654
Personal pension trusts	583,147	591,657
Pension trusts	581,201	554,661
Retirement trusts	87,629	95,421
New personal pension trusts	11,117	11,433
New old-age pension trusts	5,700	6,184

Sub-total	1,276,101	1,267,010

Principal and fixed rate of return guaranteed trusts
Development trusts	24	24
Unspecified money trusts	890	895

Sub-total	914	919

Total	1,277,015	1,267,929

2)	As of June 30, 2013 and December 31, 2012, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Liabilities for the account (subsidy for trust account adjustment)	4	4

47. Promoting privatization plan

As of June 26, 2013, the Public Fund Oversight Committee (“PFOC”) have deliberated and determined for privatization of the Company and the subsidiaries. The PFOC will push forward the sale, spinoff and sale process which the Company and its subsidiaries will be split into three groups, regional banks, Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd. unit, brokerage unit which including Woori Investment & Securities Co., Ltd., Woori Bank Co., Ltd. unit.

As the first step towards the privatization, the sale of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. has been announced by KDIC, biggest shareholder of the Company, as of July 15, 2013.

48. Agreement on the Implementation of a Management Plan

(1)	Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.